SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - December 31, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL A - TERREO			3 - DISTRICT BRASILIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1539	14 - FAX -	15 - FAX -
16 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

FISCAL YEAR	1 - FISCAL YEAR BEGINNING DATE	2 - FISCAL YEAR ENDING DATE
1 - LAST FISCAL YEAR	01/01/2003	12/31/2003
2 - PENULTIMATE FISCAL YEAR	01/01/2002	12/31/2002
3 - ANTEPENULTIMATE FISCAL YEAR	01/01/2001	12/31/2001
4 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES		5 - CVM CODE 00418-9
6 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA		7 - CPF TECHNICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 12/31/2003	2 12/31/2002	3 12/31/2001
PAID CAPITAL
1 - COMMON	134,031,688	132,355,516	128,459,878
2 - PREFERRED	222,670,188	219,863,511	219,863,511
3 - TOTAL	356,701,876	352,219,027	348,323,389
TREASURY SHARES
4 - COMMON	1,480,800	692,000	0
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	692,000	0

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATIONS
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	01/31/2003	INTEREST ON CAPITAL		ON	0.0001693960
02	RCA	01/31/2003	INTEREST ON CAPITAL		PN	0.0001693960
03	RCA	03/31/2003	INTEREST ON CAPITAL		ON	0.0001242792
04	RCA	03/31/2003	INTEREST ON CAPITAL		PN	0.0001242792
05	RCA	10/31/2003	INTEREST ON CAPITAL		ON	0.0002349804
06	RCA	10/31/2003	INTEREST ON CAPITAL		PN	0.0002349804

01.09 - MARKET RELATIONS DIRECTOR

1 - DATE 03/18/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
1	TOTAL ASSETS	7,061,015	7,043,226	6,796,637
1.01	CURRENT ASSETS	834,187	462,526	365,839
1.01.01	CASH AND CASH EQUIVALENTS	490,891	173,263	134,167
1.01.02	CREDITS	0	0	0
1.01.03	INVENTORIES	0	0	0
1.01.04	OTHER	343,296	289,263	231,672
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	199,725	101,946	96,361
1.01.04.02	JUDICIAL DEPOSITS	138,062	181,376	129,511
1.01.04.03	OTHER ASSETS	5,509	5,941	5,800
1.02	NONCURRENT ASSETS	1,752,687	1,908,778	1,861,235
1.02.01	OTHER CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,497,857	1,525,309	1,496,611
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0	0
1.02.02.02	FROM SUBSIDIARIES	1,497,857	1,525,309	1,496,611
1.02.02.02.01	LOANS AND FINANCING	1,497,843	1,525,309	1,484,592
1.02.02.02.02	ADVANCE FOR FUTURE CAPITAL INCREASE	14	0	12,019
1.02.02.03	FROM OTHER RELATED PERSONS	0	0	0
1.02.03	OTHER	254,830	383,469	364,624
1.02.03.01	LOANS AND FINANCING	125,044	148,858	94,555
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	125,608	228,237	261,252
1.02.03.03	JUDICIAL DEPOSITS	2	2	2
1.02.03.04	OTHER ASSETS	4,176	6,372	8,815
1.03	PERMANENT ASSETS	4,474,141	4,671,922	4,569,563
1.03.01	INVESTMENTS	4,470,460	4,661,465	4,561,726
1.03.01.01	ASSOCIATED COMPANIES	0	0	0
1.03.01.02	SUBSIDIARIES	4,458,228	4,645,533	4,543,904
1.03.01.03	OTHER INVESTMENTS	12,232	15,932	17,822
1.03.02	PROPERTY, PLANT AND EQUIPMENT	2,600	5,160	7,735
1.03.03	DEFERRED CHARGES	1,081	5,297	102

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
2	TOTAL LIABILITIES	7,061,015	7,043,226	6,796,637
2.01	CURRENT LIABILITIES	435,300	154,189	184,324
2.01.01	LOANS AND FINANCING	91	174	108
2.01.02	DEBENTURES	213,899	24,878	24,305
2.01.03	SUPPLIERS	454	483	256
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	4,217	4,815	5,409
2.01.04.01	INDIRECT TAXES	4,133	4,815	5,409
2.01.04.02	TAXES ON INCOME	84	0	0
2.01.05	DIVIDENDS PAYABLE	213,514	120,854	151,392
2.01.06	PROVISIONS	0	0	0
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	3,125	2,985	2,854
2.01.08.01	PAYROLL AND SOCIAL CHARGES	356	258	761
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	145	121	260
2.01.08.03	EMPLOYEE PROFIT SHARING	2,420	1,063	1,300
2.01.08.04	OTHER LIABILITIES	204	1,543	533
2.02	LONG-TERM LIABILITIES	477,328	648,937	593,073
2.02.01	LOANS AND FINANCING	423	725	612
2.02.02	DEBENTURES	437,593	593,893	572,662
2.02.03	PROVISIONS	233	0	0
2.02.03.01	PROVISION FOR CONTINGENCIES	233	0	0
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHER	39,079	54,319	19,799
2.02.05.01	PAYROLL AND SOCIAL CHARGES	39,079	54,319	18,504
2.02.05.02	TAXES ON INCOME	0	0	1,295
2.03	DEFERRED INCOME	0	0	0
2.05	SHAREHOLDERS EQUITY	6,148,387	6,240,100	6,019,240
2.05.01	REALIZED CAPITAL STOCK	2,544,432	2,257,611	2,232,641
2.05.02	CAPITAL RESERVES	361,018	389,751	410,500
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	898,043	978,085	1,309,572
2.05.04.01	LEGAL	195,073	187,865	165,693
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	790,220	1,143,879
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS	2,344,894	2,614,653	2,066,527

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001TO 12/31/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0
3.04	COST OF SALES	0	0	0
3.05	GROSS PROFIT	0	0	0
3.06	OPERATING EXPENSES	(14,351)	397,236	347,529
3.06.01	SELLING EXPENSES	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(20,302)	(28,555)	(22,954)
3.06.02.01	MANAGEMENT COMPENSATION	(1,816)	(2,349)	(3,115)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(18,486)	(26,206)	(19,839)
3.06.03	FINANCIAL	13,333	122,394	189,307
3.06.03.01	FINANCIAL INCOME	405,128	387,158	283,496
3.06.03.02	FINANCIAL EXPENSES	(391,795)	(264,764)	(94,189)
3.06.04	OTHER OPERATING INCOME	8,826	8,147	7,923
3.06.05	OTHER OPERATING EXPENSES	(2,856)	(2,742)	(8,229)
3.06.06	EQUITY GAN (LOSS)	(13,352)	297,992	181,482
3.07	OPERATING INCOME (LOSS)	(14,351)	397,236	347,529
3.08	NONOPERATING INCOME (EXPENSES)	(4,389)	(5,419)	15,871
3.08.01	REVENUES	83	19	231,891
3.08.02	EXPENSES	(4,472)	(5,438)	(216,020)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(18,740)	391,817	363,400
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(54,860)	(106,444)	(107,184)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(2,434)	(1,232)	(1,950)
3.12.01	INTERESTS	(2,434)	(1,232)	(1,950)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	220,200	159,300	0
3.15	INCOME (LOSS) FOR THE PERIOD	144,166	443,441	254,266
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	355,221,076	351,527,027	348,323,389
	EARNINGS PER SHARE (REAIS)	0.00041	0.00126	0.00073
	LOSS PER SHARE (REAIS)

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (SOURCE AND USE OF RESOURCES) (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
4.01	SOURCE	515,611	378,892	304,123
4.01.01	OF OPERATIONS	222,403	109,947	(76,280)
4.01.01.01	PROFIT / LOSS IN THE FISCAL YEAR	144,166	443,441	254,266
4.01.01.02	AMOUNTS THAT HAVE NOT AFFECTED CURRENT ASSETS	78,237	(333,494)	(330,546)
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	4,475	4,636	3,107
4.01.01.02.02	MONETARY VARIATIONS AND LONG-TERM INTERESTS	55,787	(51,440)	(138,210)
4.01.01.02.03	EQUITY INTEREST	13,352	(297,992)	(181,482)
4.01.01.02.04	LONG-TERM TAXES, FEES AND CONTRIBUTIONS	0	5,883	0
4.01.01.02.05	FIXED ASSET WRITE-OFF PROFIT/LOSS	0	449	5,938
4.01.01.02.06	LOSSES / EARNINGS FROM INVESTMENTS	4,253	4,970	(19,899)
4.01.01.02.07	OTHER	370	0	0
4.01.02	OF SHAREHOLDERS	0	0	0
4.01.03	OF THIRD PARTIES	293,208	268,945	380,403
4.01.03.01	TRANSFER FROM LONG-TERM RECEIVABLES TO CURRENT RECEIVABLES	116,263	47,558	220,882
4.01.03.02	DIVIDENDS / INTEREST ON SHAREHOLDERS' EQUITY DECLARED ACTIVE	138,062	181,362	129,511
4.01.03.03	OTHER	38,883	40,025	30,010
4.02	USES	425,061	252,070	1,509,655
4.02.01	INCREASE IN PERMANENT ASSETS	1,382	23,791	466
4.02.02	DIVIDENDS / INTERESTS ON SHAREHOLDERS’EQUITY	224,208	217,627	148,872
4.02.03	INCREASE IN LONG-TERM RECEIVABLES	38	0	1,312,020
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	187,762	1,477	139
4.02.05	OTHER USES	11,671	9,175	48,158
4.03	WORKING CAPITAL INCREASE/DECREASE	90,550	126,822	(1,205,532)
4.04	CURRENT ASSETS VARIATION	371,661	96,687	(1,183,215)
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE FISCAL YEAR	462,526	365,839	1,549,054
4.04.02	CURRENT ASSETS AT THE END OF THE FISCAL YEAR	834,187	462,526	365,839
4.05	CURRENT LIABILITIES VARIATION	281,111	(30,135)	22,317
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE FISCAL YEAR	154,189	184,324	162,007
4.05.02	CURRENT LIABILITIES AT THE END OF THE FISCAL YEAR	435,300	154,189	184,324

05.01 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	2,257,611	389,751	0	978,085	2,614,653	6,240,100
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	0	0
5.03	CAPITAL STOCK INCREASE / REDUCTION	286,821	(28,733)	0	0	(258,088)	0
5.04	REALIZATION OF RESERVES	0	0	0	(87,250)	87,250	0
5.05	TREASURY SHARES	0	0	0	0	(11,671)	(11,671)
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	144,166	144,166
5.07	ALLOCATIONS	0	0	0	7,208	(231,416)	(224,208)
5.07.01	TRANSFER AMONG RESERVES	0	0	0	7,208	(7,208)	0
5.07.02	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(224,208)	(224,208)
5.08	OTHERS	0	0	0	0	0	0
5.09	ENDING BALANCE	2,544,432	361,018	0	898,043	2,344,894	6,148,387

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2002 TO 12/31/2002 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	2,232,641	410,500	0	1,309,572	2,066,527	6,019,240
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	0	0
5.03	CAPITAL STOCK INCREASE / REDUCTION	24,970	(24,970)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	(353,659)	353,659	0
5.05	TREASURY SHARES	0	0	0	0	(9,175)	(9,175)
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	443,441	443,441
5.07	ALLOCATIONS	0	0	0	22,172	(239,799)	(217,627)
5.07.01	TRANSFER AMONG RESERVES	0	0	0	22,172	(22,172)	0
5.07.02	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(217,627)	(217,627)
5.08	OTHERS	0	4,221	0	0	0	4,221
5.09	ENDING BALANCE	2,257,611	389,751	0	978,085	2,614,653	6,240,100

05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01.01.2003 TO 12/31/2003 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	1,993,609	576,850	0	1,569,139	1,994,388	6,133,986
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	(215,942)	(215,942)
5.03	CAPITAL STOCK INCREASE / REDUCTION	239,032	(162,152)	0	0	(76,880)	0
5.04	REALIZATION OF RESERVES	0	0	0	(272,281)	272,281	0
5.05	TREASURY SHARES	0	0	0	0	0	0
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	254,266	254,266
5.07	ALLOCATIONS	0	0	0	12,714	(146,672)	(133,958)
5.07.01	TRANSFER AMONG RESERVES	0	0	0	12,714	(12,714)	0
5.07.02	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(133,958)	(133,958)
5.08	OTHERS	0	(4,198)	0	0	(14,914)	(19,112)
5.08.01	SOCIAL CONTRIBUTION ON NET INCOME ADDITIONAL RATE ADJUSTMENT	0	(4,221)	0	0	0	(4,221)
5.08.02	FISCAL INCENTIVES – FINAM (AMAZON INVESTMENT FUND)	0	23	0	0	0	23
5.08.03	ADDITIONAL DIVIDENDS IN 2000	0	0	0	0	(14,914)	(14,914)
5.09	ENDING BALANCE	2,232,641	410,500	0	1,309,572	2,066,527	6,019,240

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
1	TOTAL ASSETS	16,321,176	16,102,429	14,678,908
1.01	CURRENT ASSETS	4,681,106	3,749,326	2,324,326
1.01.01	CASH AND CASH EQUIVALENTS	1,956,656	1,596,163	465,530
1.01.02	CREDITS	1,859,713	1,542,851	1,230,937
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,859,713	1,542,851	1,230,937
1.01.03	INVENTORIES	8,042	23,309	8,351
1.01.04	OTHER	856,695	587,003	619,508
1.01.04.01	LOANS AND FINANCING	2,446	6,795	622
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	701,025	416,015	406,388
1.01.04.03	JUDICIAL DEPOSITS	40,367	724	58,663
1.01.04.04	OTHER ASSETS	112,857	163,469	153,835
1.02	NONCURRENT ASSETS	1,623,588	1,497,323	1,362,649
1.02.01	OTHER CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	6,965	1,809	30,000
1.02.02.01	FROM ASSOCIATED COMPANIES	6,965	1,809	30,000
1.02.02.02	FROM SUBSIDIARIES	0	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHER	1,616,623	1,495,514	1,332,649
1.02.03.01	LOANS AND FINANCING	132,557	155,412	99,724
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	867,673	893,460	936,125
1.02.03.03	JUDICIAL DEPOSITS	417,613	331,366	198,052
1.02.03.04	INVENTORIES	19,053	39,862	50,576
1.02.03.05	OTHER ASSETS	179,727	75,414	48,172
1.03	PERMANENT ASSETS	10,016,482	10,855,780	10,991,933
1.03.01	INVESTMENTS	338,559	165,163	101,248
1.03.01.01	ASSOCIATED COMPANIES	97,485	3,870	3,870
1.03.01.02	SUBSIDIARIES	0	0	0
1.03.01.03	OTHER INVESTMENTS	241,074	161,293	97,378
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,031,797	10,023,579	10,314,316
1.03.03	DEFERRED CHARGES	646,126	667,038	576,369

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
2	TOTAL LIABILITIES	16,321,176	16,102,429	14,678,908
2.01	CURRENT LIABILITIES	3,747,173	2,478,708	2,622,056
2.01.01	LOANS AND FINANCING	563,112	542,379	424,473
2.01.02	DEBENTURES	1,133,846	49,495	24,305
2.01.03	SUPPLIERS	936,110	919,486	1,210,838
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	466,095	371,399	281,107
2.01.04.01	INDIRECT TAXES	443,348	356,720	277,091
2.01.04.02	TAXES ON INCOME	22,747	14,679	4,016
2.01.05	DIVIDENDS PAYABLE	322,694	249,775	252,364
2.01.06	PROVISIONS	76,531	95,376	105,071
2.01.06.01	PROVISION FOR CONTINGENCIES	48,509	3,232	63,403
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	92,144	41,668
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	248,785	250,798	323,898
2.01.08.01	PAYROLL AND SOCIAL CHARGES	61,907	44,352	92,501
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	51,893	78,750	84,106
2.01.08.03	EMPLOYEE PROFIT SHARING	51,426	40,390	51,715
2.01.08.04	OTHER LIABILITIES	83,559	87,306	95,576
2.02	LONG-TERM LIABILITIES	4,180,708	5,032,117	3,721,847
2.02.01	LOANS AND FINANCING	1,655,451	2,090,400	2,126,804
2.02.02	DEBENTURES	437,593	1,493,893	572,662
2.02.03	PROVISIONS	1,128,537	795,688	764,151
2.02.03.01	PROVISION FOR CONTINGENCIES	650,469	385,992	315,075
2.02.03.02	PROVISION FOR PENSION PLAN	478,068	409,696	449,076
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHER	959,127	652,136	258,230
2.02.05.01	PAYROLL AND SOCIAL CHARGES	7,871	11,444	0
2.02.05.02	SUPPLIERS	860	4,123	0
2.02.05.03	INDIRECT TAXES	583,194	344,452	182,814
2.02.05.04	TAXES ON INCOME	66,083	81,238	39,530
2.02.05.05	AUTHORIZATION FOR TELECOM SERVICES EXPLORATION	211,847	174,991	0
2.02.05.06	OTHER LIABILITIES	81,298	27,729	26,431
2.02.05.07	FUND FOR CAPITALIZATION	7,974	8,159	9,455
2.03	DEFERRED INCOME	11,431	11,032	10,991
2.04	SHAREHOLDERS’ EQUITY	2,244,537	2,355,025	2,323,040
2.05	CAPITAL	6,137,327	6,225,547	6,000,974
2.05.01	REALIZED CAPITAL STOCK	2,544,432	2,257,611	2,232,641
2.05.02	CAPITAL RESERVES	361,018	389,751	410,500
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	898,043	978,085	1,309,572
2.05.04.01	LEGAL	195,073	187,865	165,693
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	790,220	1,143,879
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS	2,333,834	2,600,100	2,048,261

07.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2003	5 - 01/01/2001 TO 12/31/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	11,077,381	9,839,680	8,458,496
3.02	DEDUCTIONS FROM GROSS REVENUE	(3,162,187)	(2,768,312)	(2,300,088)
3.03	NET REVENUE FROM SALES AND SERVICES	7,915,194	7,071,368	6,158,408
3.04	COST OF SALES	(4,848,081)	(4,441,340)	(3,983,885)
3.05	GROSS PROFIT	3,067,113	2,630,028	2,174,523
3.06	OPERATING EXPENSES	(2,758,717)	(1,898,500)	(1,514,299)
3.06.01	SELLING EXPENSES	(819,937)	(761,753)	(722,556)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(813,338)	(656,885)	(604,483)
3.06.02.01	MANAGEMENT COMPENSATION	(8,910)	(7,961)	(7,498)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(804,428)	(648,924)	(596,985)
3.06.03	FINANCIAL	(914,135)	(601,043)	(126,385)
3.06.03.01	FINANCIAL INCOME	395,784	313,752	310,320
3.06.03.02	FINANCIAL EXPENSES	(1,309,919)	(914,795)	(436,705)
3.06.04	OTHER OPERATING INCOME	276,878	262,546	253,100
3.06.05	OTHER OPERATING EXPENSES	(488,185)	(141,365)	(313,975)
3.06.06	EQUITY GAN (LOSS)	0	0	0
3.07	OPERATING INCOME (LOSS)	308,396	731,528	660,224
3.08	NONOPERATING INCOME (EXPENSES)	(473,434)	(144,129)	(125,865)
3.08.01	REVENUES	55,500	44,997	451,856
3.08.02	EXPENSES	(528,934)	(189,126)	(577,721)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(165,038)	587,399	534,359
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	1,357	(221,686)	(203,610)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(3,510)	(42,619)	(52,783)
3.12.01	INTERESTS	(3,510)	(42,619)	(52,783)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	303,975	270,583	79,334
3.14	MINORITY INTERESTS	8,355	(150,696)	(96,298)
3.15	INCOME (LOSS) FOR THE PERIOD	145,139	442,981	261,002
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	355,221,076	351,527,027	348,323,389
	EARNINGS PER SHARE (REAIS)	0.00041	0.00126	0.00075
	LOSS PER SHARE (REAIS)

08.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (SOURCE AND USE OF RESOURCES) (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
4.01	SOURCE	3,596,466	4,161,556	2,915,226
4.01.01	OF OPERATIONS	3,335,012	3,099,991	2,529,735
4.01.01.01	PROFIT / LOSS IN THE FISCAL YEAR	145,139	442,981	261,002
4.01.01.02	AMOUNTS THAT HAVE NOT AFFECTED CURRENT ASSETS	3,189,873	2,657,010	2,268,733
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,205,606	2,126,021	1,996,280
4.01.01.02.02	MONETARY VARIATIONS AND LONG-TERM INTERESTS	160,933	130,222	44,056
4.01.01.02.03	PROVISION FOR CONTINGENCIES	299,375	17,188	12,972
4.01.01.02.04	FIXED ASSET WRITE-OFF PROFIT /LOSS	348,020	12,218	19,046
4.01.01.02.05	LONG-TERM TAXES, FEES AND CONTRIBUTIONS	179,538	204,251	129,900
4.01.01.02.06	LOSSES / EARNINGS FROM INVESTMENTS	8,330	4,970	(19,899)
4.01.01.02.07	MINORITY INTEREST	(8,355)	150,696	96,298
4.01.01.02.08	OTHER	(3,574)	11,444	(9,920)
4.01.02	OF SHAREHOLDERS	0	0	0
4.01.03	OF THIRD PARTIES	261,454	1,061,565	385,491
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	23,731	969,324	285,686
4.01.03.02	TRANSFER FROM LONG-TERM RECEIVABLES TO CURRENT RECEIVABLES	154,611	47,390	18,037
4.01.03.03	INCORPORATED NET WORKING CAPITAL – IBEST AND GLOBENET	39,300	0	0
4.01.03.04	OTHER	43,812	44,851	81,768
4.02	USES	3,933,151	2,593,208	4,171,945
4.02.01	INCREASE IN LONG-TERM RECEIVABLES	209,364	191,636	383,895
4.02.02	INCREASE IN PERMANENT ASSETS	1,758,505	2,005,985	3,449,032
4.02.03	DIVIDENDS / INTERESTS ON SHAREHOLDERS’EQUITY	307,982	328,910	228,206
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,619,720	45,104	6,288
4.02.05	OTHER USES	37,580	21,573	104,524
4.03	WORKING CAPITAL INCREASE/DECREASE	(336,685)	1,568,348	(1,256,719)
4.04	CURRENT ASSETS VARIATION	931,780	1,425,000	(1,497,479)
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE FISCAL YEAR	3,749,326	2,324,326	3,821,805
4.04.02	CURRENT ASSETS AT THE END OF THE FISCAL YEAR	4,681,106	3,749,326	2,324,326
4.05	CURRENT LIABILITIES VARIATION	1,268,465	(143,348)	(240,760)
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE FISCAL YEAR	2,478,708	2,622,056	2,862,816
4.05.02	CURRENT LIABILITIES AT THE END OF THE FISCAL YEAR	3,747,173	2,478,708	2,622,056

09.01 - INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Brasil Telecom Participações S.A.
Brasília – DF

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

We have examined the balance sheets of Brasil Telecom Participações S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Brasil Telecom Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows are supplementary information to the aforementioned financial statements, and are presented to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 18, 2004

KPMG Auditores Independentes	Manuel Fernandes Rodrigues de Sousa
CRC-SP-014.428-“S”- DF	Accountant CRC-RJ-052.428/O-S-DF

BRASIL TELECOM PARTICIPAÇÕES S.A.

10.01 - MANAGEMENT REPORT 2003

To the Shareholders:

In compliance with the legal and statutory provisions, the Board of Directors of Brasil Telecom Participações S.A. submits its Management Report, the Financial Statements and Consolidated of the Company and the Opinion of the Independent Auditors for the appreciation of the shareholders, referent to the calendar year ending on December 31, 2003.

Economic Situation

The year of 2003 will be remembered in history as the year in which Brazil consolidated itself as an economy that is able to recover quickly from crises. Although a certain skepticism regarding the governmental policy to be adopted was prevalent at the beginning of the year, , the adoption and conduction, by the Federal Government, of a reform agenda showed political maturity which, allied to the battle against inflation, pleasantly surprised the market.

The biggest challenges in 2003 can be summarized as the fiscal responsibility, the maintenance of the floating exchange rate regime and the search for a better public debt profile. The Federal Government reduced its exposure to debt instruments denominated in foreign currency , as well as it replaced the floating rate portion of the liability for fixed rate securities linked to inflation.

As a result, the trend for high inflation, witnessed at the beginning of the year, was reverted. The accumulated IGP-DI price index for the year was 7.7% against 26.4% in 2002. The effective SELIC rate hit 16.9% p.a. in December 2003, after hitting the maximum level of 26.3% p.a. in March, April and May. At the end of 2003, exports exceeded imports by US$ 24.8 billion, 89.2% over the amount registered the previous year, even though the exchange rate dropped significantly: the average quote of the American dollar in January 2003 was R$ 3.44, against R$ 2.92 in December.

The positive outlook of the Brazilian economy was, without a doubt, favored by the performance of the world economy, mainly as a result of a drastic reduction in interest rates promoted by developed countries. The basic interest rate in USA remained around 1% p.a., which resulted in an increase of liquidity in international capital markets and, as a consequence, in more availability of funds for investments in other parts of the globe.

For 2004, global economic growth is expected. According to estimates of the International Monetary Fund, global economic growth may reach around 4%, above the average registered in the 80s and 90s. In terms of the Brazilian economy, a GDP growth and a shrink in interest rates is expected. Therefore, a scenario that suggests opportunities to grow for Brasil Telecom.

The Telecommunications Sector

Throughout last year, the fixed telephony concessionaires gave total precedence in the data communication, Internet and voice over IP services, which registered the highest growth rates in the sector.

It is worth noting the emphasis given to high-speed Internet access services which, besides optimizing the already-installed infrastructure, generates additional revenues. In Brazil , the offer of broadband services based on ADSL technology reached around 983 thousand accesses in 2003, a growth of almost 100% in relation to accesses in the previous year .

Brasil Telecom focused on (i) the increase of average revenue per user, obtained through the offer of new voice and data services and through the creation of traffic generation mechanisms, (ii) the reduction of investments and (iii) the search for operational efficiency.

The plant in service of the fixed telephony concessionaires reached 37.3 million lines at the end of the year, representing a organic growth in comparison to the 37.0 million lines in service registered in 2002. This performance is a result of fully meeting the demand and the social-economic conditions present in the Brazilian economy: high unemployment rate, a drop in income and reduced GDP growth.

There is a consensus among the agents of the sector that economic recovery, with the rise in income of C and D class families, which are still not serviced enough, would lead to a growth in the fixed telephony market.

On the other hand, the mobile telephony market registered a significant growth, triggered by the perception of value in the mobility attribute, through the new structure and behavior of the families, the possibility of controlling expenses, but mainly through prepaid access. The cellular phone plant reached 46.4 million lines in December 2003, surpassing the 31.6 million in service accesses registered at the end of 2002.

The Regulatory Environment

Even though the discussion of the role of the regulating entities in Brazil was present throughout the year, one of the questions that intensified the debate in relation to the regulatory model in effect was the predicted tariff readjustment for the fixed telephony companies. Anatel granted the readjustment based on the IGP-DI price index, as predicted by the concession agreements, preserving the interests of the investors in the regulated sectors, including the telecommunications sector. The Federal Justice, however, through a preliminary order, determined that the readjustment be based on the IPCA price index.

Also in 2003, after the Public Bid, the minutes of the new concession contracts for the Switched Fixed Telephone System ( Sistema Telefônico Fixo Comutado - STFC), in the local and long distance modes for the period between 2006-2025were published by Anatel. The following are the main points in the minutes of the local contract: reduction of interconnection rates, dissolution of the networks, numeric portability, resale, rating by minute instead of by pulse, reduction in the number of local areas, implementation of Telephone Service Posts ( Postos de Serviço Telefônico - PST), implementation of Special Class Individual Access ( Acesso Individual Classe Especial - AICE) and establishment of a General Plan for Competition Targets ( Plano Geral de Metas de Competição - PGMC). These topics have been the subject of heated debates, of which some have already been submitted to the Public Bid, as a first step to their implementation.

For the Internet access sector, the target of Anatel and the Communications Ministry is to create bids for the concessions of the Digital Communications Service ( Serviço de Comunicações Digitais - SCD) in 2004, aiming at universalizing the use of Internet in Brazil, and counting on the application of funds from the Telecommunication Universalization Fund ( Fundo de Universalização das Telecomunicações - FUST). In mobile telephony, the performance of tests for the implementation of the 3G technology in Brazil is expected.

The Company

Area of Activity

The area of activity of Brasil Telecom, comprised of the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, besides the Federal District, corresponds to 24% of the Brazilian population (approximately 41 million inhabitants), 25% of GDP (approximately R$ 280 billion) and 33% of the national territory (approximately 2.8 million Km 2 ). Region II has also four metropolitan areas with a population of over one million inhabitants and borders Peru , Bolivia , Paraguay , Argentina and Uruguay , and can be considered a corridor to Mercosur.

Corporate Structure

Brasil Telecom Participações S.A. is controlled by Solpart Participações S.A. , which owns 53.6% of the common stock and 0.07% of the preferred shares, which corresponds to 20.2% of the total capital. Solpart Participações S.A. , in turn, is controlled by Timepart Participações Ltda., Techold Participações S.A. and Telecom Italia International N.V. The simplified corporate structure of the group is shown below:

BrT Serviços de Internet S.A.

BrT Serviços de Internet (BrTSI), an integral subsidiary of Brasil Telecom S.A., has the objective of becoming a benchmark in the market for distribution of interactive media. Through BrTurbo, a high-speed Internet access provider, BrTSI offers integrated solutions based on Internet.

During 2003, several partnerships were implemented to add value to the content of BrTurbo, a 100% broadband gateway. With emphasis given on partnerships with suppliers for games, music and news content, which, combined with transmissions and news articles about extreme sports, significantly contributed to the perception of value to the users.

BrTSI launched in December BrTurbo Asas (BrTurbo Wings), which utilizes Wi-Fi technology to provide high-speed Internet access to mobile users. The new service strengthens the strategy of Brasil Telecom to offer complete packages of telecommunication services to its customers.

As a result of these actions, BrTurbo maintained its leading position in the number of active customers, reaching 107.8 thousand clients in December, double the amount registered the previous year. At the end of 2003, 40% of the Turbo clients used BrTurbo as an Internet access provider.

GlobeNet

On June 11, 2003, the acquisition of the entire optical fiber submarine cable system of the Globenet Group was concluded, linking connection points in the United States , Bermuda , Brazil and Venezuela . All the assets situated in the United States and Bermuda, as well as the controlling interest of the companies headquartered in Brazil and in Venezuela , were acquired for US$ 46.7 million. Through the transaction, five companies were organized, all directly or indirectly controlled by Brasil Telecom S.A.: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable System ( Bermuda ) Ltd. and Brasil Telecom de Venezuela, S.A.

Brasil Telecom of America, Inc. is headquartered in Boca Raton , Florida , and it coordinates all the activities of the Globenet Group, besides serving as a support point for international business.

The acquisition of Globenet strengthens the strategy of Brasil Telecom for consolidation and expansion as a provider of complete telecommunications solutions since it enables the Company to offer integrated service packages to national and international corporate clients, as well as strengthens its position to capture the value generated by the accentuated growth of data traffic between Brazil and the US.

Furthermore, it enabled Brasil Telecom to have the autonomy to carry its international IP traffic, reducing its interconnection costs, and the provision of international long distance services without having to rely on the capacity of international accesses from third parties .

The process of integration with Brasil Telecom enabled the renegotiation of agreements with third parties and the commercial efforts expended in 2003 enable it to create new business in regions that had not yet been approached by the group, such as the Caribbean and Venezuela . Therefore, in 2004, Brasil Telecom expects to increment the business of Globenet Group and it estimates saving US$ 8 million in capacity leases.

SMP License

On November 19, 2002, Brasil Telecom acquired licenses for the provision of the Personal Mobile Service ( Servico Movel Pessoal - SMP) in its area of activity for R$ 191.5 million, as part of the strategy to defend its position in Region II. Besides the best paid price, in comparison with the result of the first auction, the payment conditions were more attractive: 10% payment at the execution of the contract, three years grace period and the balance paid in six annual installments. On the remaining balance, the IGP-DI price index, plus 1% per month, is applied.

Additionally, a retraction in the world market for equipment manufacturers made the cost to implement a new network drop significantly, even for the fact that Brasil Telecom is one of the last sales opportunities for the suppliers in the country.

Brasil Telecom Celular (BT Cel) adopted the Global System for Mobile Communications (GSM) technology which, as it is a worldwide technology, will enable the clients of BT Cel to move easily with theirhandsets , besides having access to handsets with lower costs, use a secure network and participate in a consistent technological evolution.

According to the norms set forth by Anatel, in each acquired license – Midwest region plus the States of Acre and Rondônia; Rio Grande do Sul; Paraná; and Santa Catarina – BT Cel should cover 50% of the urban area, in 50% of the capital cities and locations with more than 500 thousand inhabitants until December 18, 2003, which corresponds to:

  Porto Alegre ;
  Curitiba or Florianópolis; and
  Four capital cities in the Midwest region, including the Federal District capital.

The coverage was scaled giving priority to the regions with a low penetration of services and higher GDP, and will be expanded to other locations within the next three years. Exceeding the targets specified by Anatel, in December 2003, BT Cel covered more than 50% of the urban area of all 10 capital cities in Region II, through installed 146 Radio Base Stations (ERB - Estações Radio Base ). To make this provision viable, R$ 109 million was invested in coverage, information technology, distribution centers, stores, administrative and preoperational costs.

During the year, BT Cel defined and contracted the main platforms which will be used to provide the mobile service, with emphasis on the prepaid service, the voice mail service, the short message service (SMS), and the multimedia message service (MMS), besides the other data service platforms (WAP, OTA, Middleware ) and antifraud.

At the end of 2004, BT Cel plans to service 464 locations. The expectation is that after the project is concluded, BT Cel reach a wider coverage compared to that of Band B wireless operators.

Through the approval for the anticipation of the universalization targets of Brasil Telecom S.A. by the Board of Directors of Anatel, at a meeting held on the 14th and 15th of January 2004, BT Cel was authorized to begin its commercial operation, which should occur in the first semester of 2004.

MetroRED

On February 18, 2003, Brasil Telecom acquired 19.9% of the capital stock of MTH Ventures do Brasil Ltda., a company which holds 99.99% of the capital stock of MetroRED Telecomunicações Ltda., for US$ 17.0 million. Furthermore, it also acquired an option to exercise the purchase of the remaining 80.1%.

On January 20, 2004, Brasil Telecom manifested its intention to exercise the option to purchase for US$ 51,0 million. Following the conclusion of the transaction, Brasil Telecom will control, directly or indirectly, 100% of the capital stock of the company.

MetroRED began its commercial operations to provide private telecommunication network services through digital optical fiber networks in 1998. The MetroRED system has 339 kilometers of local network in São Paulo , Rio de Janeiro and Belo Horizonte , and 1,485 kilometers of long distance network connecting these metropolitan centers. MetroRED also has an Internet Solutions Center of 3,790 m 2 in São Paulo , which offers data center services. Currently, the company has almost 600 clients in Brazil , of different sizes and areas of activity.

With a technologically advanced and complementary transport network to that of Brasil Telecom, MetroRED enables the Company to have direct access to the main corporate clients of the country , allowing it to offer differentiated services of national, as well as international, scope, with the participation of Globenet.

Vant

On December 05, 2001, Brasil Telecom acquired 19.9% of the capital stock of Vant Telecomunicações S.A. for R$ 3.8 million, as well as the option to purchase the remaining 80.1% for R$ 15.6 million, which could only be exercised after the certification for the anticipation of the targets predicted in the concession agreements.

On January 20, 2004, Brasil Telecom manifested its intention to exercise the purchase option, which will make Brasil Telecom the direct or indirect controller of 100% of the capital stock of Vant.

Founded in October of 1999 and aimed at the TCP/IP network, Vant was the first carrier in Brazil to offer services with a network based on this technology. Vant covers the whole country and is present in the main Brazilian capital cities, offering a broad portfolio of voice and data products to the corporate market.

The acquisition of Vant has the main objective of expanding the offer of solutions for the corporate market on a national scale, enabling Brasil Telecom to strengthen its position as a leading telecommunications provider.

iBest

On June 26, 2003, the Purchase and Sale Contract was executed for the acquisition of 100% of the capital stock of iBest S.A. , through BrTSI, which holds 49.5% of the Internet access provider. The acquisition of 50.5% for US$ 36 million consolidated the purchase option.

Initially organized with the objective of setting up the iBest Award by commercially exploring the publicity revenue derived from the event, iBest expanded its activities in December 2001, when it began to offer and focus its operations on the provision of dialed access for Internet. Since then, the provider has registered significant growth in Brazil , with emphasis on Region II, where it is a market leader. There are 4.5 million registered users, of which 1.3 million are active users and, approximately, 14 billion minutes are generated annually around the country.

iBest became the second largest provider of free Internet for the Brazilian market in only 2 years of activity. The iBest award also accompanied this performance, making it the largest Brazilian Internet award, with more than 30 thousand sites registered in the 2003 edition.

The broad user base of iBest creates a differential in the leverage of other data and voice services offered by Brasil Telecom. However, one of the main reasons for Brasil Telecom to have acquired iBest was to minimize the financial risk related to the interconnection regime in effect. In addition, the increase of penetration of dialed Internet, encouraged by the free provision of iBest, increases the traffic of the Brasil Telecom network.

Through the acquisition of iBest, Brasil Telecom created not only one of the largest providers of free Internet in the country, but also enabled a sales channel for its voice and data products.

Risk Factors

It is an ongoing challenge for Brasil Telecom to identify the priorities and align its efforts to control and minimize the more significant risks, including doing so through technological enhancement.

In this sense, the strengthening of processes and the internal control environment is an integral part and a common commitment of all the areas of the Company and its respective managers permanently evaluate the processes and controls in a way that relate to the routine of the business, the financial reports and the compliance and conformity aspects.

Concurrently, the internal auditing directs the activities to the areas of more relevance and impact on the operations, reviewing the processes and controls based on the best risk management practices.

During the first quarter de 2004, Brasil Telecom will initiate a project that aims at the consolidation of the Risk Management process of the Group. This project will count on the support of specialized consulting and participation of the Company executives and will use risk management methodology and support tools, among those that are globally standard. Through this initiative, the Company will meet the requirements of the Sarbanes Oxley Law, which is applied to Brazilian companies who are listed in the US stock exchange, and will have the following purposes:

  To enhance Corporate Governance by using the best global practices;
  To formally establish the planning and responsibilities of the Risk Management areas, Process Managements, Internal Auditing and other involved areas;
  To evaluate the risk and control environment in each process of the business;
  To implement an Integrated Risk Management system, enabling the constant monitoring of the risks and the auto-evaluation of the controls.

Regulatory Risk

Brasil Telecom operates in conformity with the concessions of the Federal Government, which requires the accomplishment of the universalization and quality targets, as well as defines the rules related to the readjustment of the local and long distance tariffs, while defining the relationship between the carriers of the telecommunications sector. Any change in the established rules could adversely affect the business.

Currently, the main issues under discussion refer to the New Concession Agreements, which come into effect in 2006, in particular the dissolution of the networks, the resale, the numeric portability, the reduction in the amount of local areas and the implementation of the PST and the AICE. Brasil Telecom, however, has been positioning itself in terms of avoiding any negative effect caused by the implementation of the New Concession Agreements.

Competition Risk

Every year, the telecommunications sector becomes more competitive, mainly in the sectors of long distance telephony, mobile telephony and data communication. Brasil Telecom has a large share of the local and long distance fixed telephony markets. In terms of mobile telephony, the Company will begin its operations in 2004. This strategy is related to the migration of traffic in the fixed network to the mobile network and must be enough to reduce this effect.

Brasil Telecom has consistently increased its revenue in the data communication market, in view of the investments made in the data network and information technology and also, as a result of the active commercial position that the Company adopts, which allow differentiated activities. In this context, voice over IP may grow within the corporate markets and governmental clients. Brasil Telecom is already working to offer IP solutions to its clients, which will certainly leverage its total revenue.

The Company permanently strives for operational efficiency, which represents an essential factor in assuring its leading position in Region II.

Market Risk

Brasil Telecom has 39% of its total gross revenue arising from the local service, which is influenced by the level of activity of the economy. In the possibility of an economic recovery, the revenue of Brasil Telecom may be positively affected.

Financial Risk

Brasil Telecom had a debt of R$ 3,790 million at the end of December, of which 55% was allocated in the long term. Notwithstanding the increasing cash generation, the Company adopts a conservative financial policy regarding the use of costly debt, particularly foreign currency denominated debt. Of the total debt, R$ 157 million were contracted in dollars and R$ 254 million were pegged to the currency basket, of which Brasil Telecom has hedging for 66.7% of the total.

In terms of the interest rates for the loans, Brasil Telecom is in a privileged position, considering that the annual average cost of its debt is equal to 74.1% of CDI.

Operating Risk

With the intention of protecting its assets, Brasil Telecom acquires specific insurance, such as Insurance for Operating Risks and Ceasing Profits. The Operating Risk Insurance covers all the assets of the Company against material damage caused by, for example, fire, lightening and explosion, windstorms, theft, flooding, inundation and etc. To assure the total replacement of its assets, Brasil Telecom updates monthly the amount of terminals installed by branch office and their respective value.

The losses resulting from interruption or disturbance in the turnover of business caused by consequent contingent events which cause material damage to the premises of Brasil Telecom are covered in the Ceasing Profits policy.

The civil liability of the managers, board members and directors of Brasil Telecom is insured in the D&O (Directors and Officers) policy, which indemnifies third parties up to the maximum limit of the amount insured, in the case of evidence of a management failure.

Policy	Assets insured	Insured value (million)

Operational Risks	Buildings, machines, equipment, premises, call centers, towers, infrastructure, information technology equipment and assets of Brasil Telecom in the hands of third parties	R$ 9,910

Ceasing Profits	Fixed expenses and net income	R$ 6,790

Assurance of Contractual Obligations	Compliance with the Concession Agreements	R$ 165

D & O	Management Responsibility	US$ 15

Competition

Local Service

The leadership exercised by Brasil Telecom in the provision of the local service was maintained in 2003. The Company launched a 98% stake in local telephony in its area of activity.

This leadership, on one hand, results from the capillarity that the Company acquired throughout the years and, on the other, from a combination of actions aimed at client loyalty. Among the actions implemented for this purpose, the following are emphasized: the diffusion of broadband access, the expansion of intelligent services, the offer of alternative plans and the permanent practice of competitive prices.

In the local voice market, the carriers of the Cellular Mobile Service (SMC) and the Personal Mobile Service (SMP) have been expanding the offer of promotional plans with reduced rates for intra-network calls, almost always lower than those for a fixed-mobile call. This marketing positioning of the mobile carriers has increased the competition in this sector.

In addition, Anatel has been insisting on creating mechanisms to create competition between the STFC carriers as well pushing for policies such as the unbundling.

National Long Distance

In 2003, the competition in the LDN market continued to be practically restricted to Brasil Telecom and the long distance concessionaire. The mirror company, as well as the local companieshold insignificant shares.

A new mode of competition, however, was implemented in this market. On July 6, 2003, by determination of Anatel, the SMP clients were given the option to choose, via CSP, the long distance carrier that would complete their calls, following the example of what was occurring in fixed telephony. With the introduction of this change, the LDN carriers began to participate in this new market. As Brasil Telecom's CSP is vastly publicized for calls which originate from fixed telephones and it is common knowledge to the user, “ 14” absorbed a large share of the long distance calls originating from mobile phones.

Brasil Telecom, within the scope of its concession area, maintained its leading position in the LDN market, as can be verified in the graph below, which shows the average share for calls originating from fixed telephones:

This hegemony, registered by Brasil Telecom since July of 1999, when the CSP was introduced, is due to the Company's positioning in the sense of offering, always, the most competitive tariffs combined with a plan that better adapts to the real needs of each market sector.

Data Communication

The data communication market has registered the highest annual growth rates in the telecommunications industry over the past few years and has therefore attracted many participants.

Despite the heated competition, year after year, Brasil Telecom has increased its share in this market, in light of the offer of ADSL access. The Company doubled its subscriber base in the same period.

his technology is fundamental in the strategy of the carriers since it is a base for the provision of other services, besides being a great advantage in the conquest of the market of small and medium-sized companies, which offers a prospect of significant growth.

Strategic Priorities

The strategy of Brasil Telecom was developed so that the Company would become a complete provider with multiple competences in the telecommunications sector and, thus, maintain its leading position in its area of activity.

Brasil Telecom is aware of the current situation, its firm standing and its commitment with the client can be translated into the presence of the Company in all the stages of the value chain of the business.

The strategic priorities – developing offers in combination with fixed and mobile voice, data, Internet and multimedia, increasing its share in the inter-regional LDN traffic, strengthening its ties with the client and systematically adapting the organizational structure and the corporate culture – must assure a growth rate above the market average for the next few years.

Following the certification of the universalization targets, Brasil Telecom was authorized to complete long distance calls originated from any point in the country to any point within it or around the world. By taking into consideration that the Brasil Telecom brand is very well known and the market share of CSP 14 is large, the Company should acquire a representative portion of this new market by generating additional revenue from an existing network.

Also, as a result of the certification, Brasil Telecom was authorized to initiate the operation of its mobile telephony license within Region II, which has the main objective of enabling the integrated and complete offer of all the services available in the telecommunications sector, besides maintaining traffic in the network of the Company. The activity strategy of BT Cel is unique and it took into consideration a detailed analysis of the fixed line subscriber base of Brasil Telecom, in the sense of enhancing the existing synergy between the fixed and mobile operation and exploring this convergence, which resulted in the creation of innovative and attractive service packages. The first test performed was an offer of direct enrollment for Brasil Telecom employees and their families and friends, who could acquire accesses in special financing conditions. The result was a success considering that 11 thousand post-paid accesses were sold. Severity in investments, competence and creativity are the vital elements needed for BT Cel to acquire its first million accesses, predicted to occur after one year of operation.

The priorities, however, are not restricted to the exploration of two new markets. Brasil Telecom also aims at integrating the assets acquired recently: Globenet, MetroRED and Vant, in a way which meets the requirements of the corporate clients, avid for data communication solutions.

Brasil Telecom has positioned itself to offer all the services and products available on the telecommunications sector market, whether it is for the residential market or the corporate one.

Network

Brasil Telecom currently counts on a network infrastructure that is a model of operational efficiency and its technological evolution is based on the followingassumptions:

  Total flexibility to meet the needs of the clients and maximize the introduction of new services;
  Increase profitability of the investments made;
  Optimize new investments through planning with strict criteria;
  Open and multi-vendor environment;
  Independence in the access form of the client;
  Operational efficiency;
  Availability and security.

The evolutionary direction of the network infrastructure aims at the convergent model of services and applications, complying with the concept of a single and flexible network, able to provide different services, to any customer, at any place or time.

Throughout the year, the company created several different initiatives in line with the convergent network concept, among which are:

  Duplication of the IP core, with the implementation of QoS (Quality of Service) and security mechanisms;
  Implementation of MPLS (Multi Protocol Label Switch) functions, which enabled the introduction of services based on VPNs IP/MPLS (Virtual Private Networks based on IP);
  Introduction of Media Gateway and Softswitch equipment, which enabled the offer of new services that use VoIP (Voice over IP), marking the introduction of Brasil Telecom in the offer of services based on New Generation Network (NGN);
  Introduction of service gateways in the layer of aggregated broadband, which will enable the offer of a new set of services to the broadband user;
  Capillarity of the broadband accesses, which use technology based on DSLAM, Mini DSLAM and HPNA; and
  Implementation of Hot Spots for Wi-Fi access.

Certification Process for Universalization Targets

Brasil Telecom concluded the process for anticipation of the 2003 Universalization Targets in February, when it serviced 599 locations with an individual STFC, 2,140 with a group STFC, as well as all the locations with more than 600 inhabitants.

Throughout 2003, Anatel inspected a total of 964 sites and evaluated 24,000 items at call centers and public terminals in all of Region II.

Thus, at a meeting held on January 14 and 15 of 2004, the Board of Directors of Anatel approved the achievement of the universalization targets of Brasil Telecom S.A. At the same event, the Company received authorization to:

  Offer the fixed telephony service, in the Local and National Long Distance (LDN) modes, in Regions I and III of the General Grant Plan (PGO), as well as in sectors 20, 22 and 25 of Region II, corresponding to Londrina, and parts of the States of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul;
  Provide the fixed telephony service, in the International Long Distance (LDI) mode, in Regions I, II and III of the PGO;
  Originate calls in the LDN mode, through the execution of the concession agreement amendment, aimed at any point in the country.

In relation to SMP, Anatel authorized Brasil Telecom to use radiofrequency for mobile operation.

Evolution of the Quality and Universalization Targets

The following chart shows the results obtained in the indicators of the General Plan - PGMU.

Universalization Targets

Indicators	Target	Unit	Term	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Amount of installed fixed accesses	7,889 (thousand)	Access	By 12/31/01	10,561	10,597	10,608	10,615	10,632	10,656	10,666	10,671	10,678	10,681	10,684	10,686
Amount of locations with more than 600 inhabitants, not covered by the STFC with individual accesses	>600	Inhabitants	By 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses performed in over two weeks	2	week	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses made by Educational Establishments and Health Institutions, performed in over one week	1	week	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses made by hearing and speech impaired users performed in over one week	1	week	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of in-service public payphones (TUP)	216 (mil)	TUP	By 12/31/01	294	296	296	297	297	297	297	297	297	297	297	296
Amount of locations covered by the STFC with individual accesses, that did not meet the distribution of TUPs per group of one thousand inhabitants, distributed territorially in a uniform manner	3	TUP / 1,000 inhab.	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations covered by the STFC with individual accesses, with TUP access availability, above the target	<300	meters	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations that do not meet the % of TUPs available 24 hours for long distance calls with ability to originate and receive local and national long distance calls, installed at locations which are accessible 24 hours a day	50%	TUP	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations that do not meet the % of TUPs available 24 hours for additional international long distance calls	25%	TUP	from 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for TUPs at Educational Establishments and Health Institutions performed in over one week	1	week	from 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for TUPs made by hearing and speech impaired users and those who depend on wheelchairs, performed in over one week	1	week	from 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Locations with more than 300 inhabitants, without the STFC, without at least one TUP	>300	inhabitants	by 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Density of TUPs per 1,000 inhabitants	7,5	TUP / 1,000 inhab.	from 12/31/03	8.27	8.30	8.30	8.31	8.31	8.31	8.32	8.32	8.32	8.32	8.31	8.33
Amount of TUPs per 100 installed fixed accesses	2,5	TUP / 100 installed accesses	from 12/31/03	2.73	2.74	2.74	2.74	2.74	2.73	2.73	2.73	2.73	2.73	2.72	2.72
Amount of locations with STFC, that do not meet the percentage of 2% of TUPs adapted for hearing and speech impaired users and those who depend on wheelchairs			0	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations covered only by group accesses, without at least one 24-hour access TUP, with the ability to originate and receive local, LDN and LDI calls			0	0	0	0	0	0	0	0	0	0	0	0	0

Brasil Telecom accomplished or exceeded the target set with 419 of the 420 quality indicator measures established by Anatel in the General Plan for Quality Targets - PGMQ, as shown in the following chart:

Quality Targets

SERVICE QUALITY TARGETS
Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Morning	99.97	99.98	99.97	99.99	99.97	99.93	99.98	99.92	99.90	99.96	99.97	99.96
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Afternoon	99.98	99.98	99.98	99.99	99.99	99.90	99.97	99.94	99.91	99.97	99.98	99.96
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Night	99.98	99.98	99.98	99.99	99.97	99.84	99.98	99.98	99.98	99.98	99.97	99.97
Rate of completed originated local calls (target of 65%) – Morning	69.09	68.99	68.20	69.09	69.32	69.60	71.07	70.35	71.18	70.81	72.01	71.80
Rate of completed originated local calls (target of 65%) – Afternoon	69.76	69.17	68.56	69.08	68.47	69.40	70.57	70.52	70.86	72.49	72.26	71.64
Rate of completed originated local calls (target of 65%) – Night	66.90	67.71	68.07	68.58	68.28	68.05	68.38	69.73	69.75	71.37	69.53	67.30
Rate of originated local calls not completed due to traffic jam (target of 5%) – Morning	0.69	0.75	0.61	0.61	0.60	0.83	0.78	0.63	0.58	1.08	0.95	1.02
Rate of originated local calls not completed due to traffic jam (target of 5%) – Afternoon	0.67	0.82	0.54	0.54	0.70	0.69	0.75	0.57	0.56	0.93	0.90	1.18
Rate of originated local calls not completed due to traffic jam (target of 5%) – Night	0.98	1.20	0.69	0.55	0.67	0.78	0.78	0.60	0.62	0.99	1.70	3.01
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Morning	68.12	67.89	67.28	68.33	68.17	67.67	69.19	69.03	70.20	68.96	69.37	69.36
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Afternoon	68.30	67.68	67.61	68.33	68.26	68.66	69.07	69.98	69.45	70.12	70.18	69.44
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Night	65.93	67.32	67.32	68.41	68.20	68.26	66.99	69.24	69.61	69.11	66.77	65.71
Rate of originated LDN calls not completed due to traffic jam – consolidated amount (target of 5%) – Morning	1.22	1.31	1.17	1.17	1.74	2.02	1.47	1.55	1.01	2.13	1.88	1.91
Rate of originated LDN calls not completed due to traffic jam - consolidated amount (target of 5%) – Afternoon	1.14	1.19	1.26	1.15	1.35	1.24	1.29	0.96	1.75	1.77	1.52	2.38
Rate of originated LDN calls not completed due to traffic jam - consolidated amount (target of 5%) – Night	1.45	1.47	1.22	1.07	1.09	1.24	1.58	1.00	0.92	1.53	1.97	3.06
REPAIR REQUEST TARGETS
Rate of amount of repair requests per 100 accesses of the STFC (target of 2.5 requests)	1.77	1.79	1.70	1.60	1.57	1.66	1.70	1.50	1.59	1.66	1.56	1.61
Response rate to repair requests made by residential users in up to 24 hours (target of 96%)	99.34	99.47	99.38	99.42	99.54	99.28	99.46	99.62	99.67	99.28	99.34	99.48
Response rate to repair requests made by non-residential users in up to 8 hours (target of 96%)	98.89	98.17	98.68	99.04	99.14	98.76	99.01	99.19	98.86	98.63	98.30	97.82
Response rate to repair requests made by users that are public utility service companies in up to 2 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
TARGETS FOR REQUESTS FOR ADDRESS CHANGES
Response rate to address change requests from residential users in up to 3 business days (target of 96%)	99.68	99.72	99.63	99.75	99.60	99.43	99.78	99.85	99.88	99.77	99.65	99.73
Response rate to address change requests from non-residential users in up to 24 hours (target of 96%)	99.14	98.85	99.03	99.19	98.82	98.84	99.05	99.06	99.20	98.97	99.06	98.79
Response rate to address change requests from users that are public utility companies in up to 6 hours (target of 98%)	100	100	100	100	100	NO	NO	100	100	100	100	100
TARGETS FOR USER TELEPHONES
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Morning	99.21	98.08	98.44	99.43	98.31	91.42	99.58	98.96	99.49	98.86	99.50	99.65
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Afternoon	98.49	99.36	99.11	99.03	98.67	99.25	99.70	96.71	99.47	98.79	99.70	99.75
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Night	98.90	99.09	99.19	99.43	99.35	99.33	99.46	99.51	99.00	98.85	99.43	99.26
QUALITY TARGETS FOR PUBLIC TELEPHONES
Amount of public payphone (TUP) repair requests for 100 TUPs in service (target of 12 requests)	11.62	11.90	10.08	10.22	7.78	8.40	9.14	8.31	8.15	8.03	7.98	8.31
Response rate of public payphone (TUP) repair requests in up to 8 hours (target of 96%)	97.43	98.17	98.35	97.89	99.02	99.00	99.56	99.38	99.33	99.32	98.97	99.02
TARGETS OF ACCESS CODE INFORMATION FOR THE USER
Response rate for access code information by the user in up to 30 seconds (target of 96%)	98.17	98.21	98.13	98.11	98.29	98.31	98.23	98.07	97.95	97.92	98.16	98.05
TARGETS FOR USER CORRESPONDENCE
Response rate for user correspondence in up to 5 business days (target of 100%)	100	100	100	100	100	100	100	100	100	100	100	100
CUSTOMER CARE TARGETS
Response rate for customer care in up to 10 minutes (target of 95%)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
TARGETS FOR BILLING ISSUANCE
Amounts of bills with complaints of errors in every 1,000 bills issued (target of 3 bills) – local mode	0.26	2.26	2.12	2.48	2.67	2.82	2.90	2.90	2.73	2.34	2.27	1.86
Amounts of bills with complaints of errors in every 1,000 bills issued (target of 3 bills) - LDN mode	0.55	0.38	0.24	0.89	0.59	0.42	0.32	0.37	0.38	0.38	0.37	0.25
Rate of number of bills contested with credit returned to the user (target of 96%) – local mode	100	100	100	100	100	100	100	100	100	100	100	100
Rate of number of bills contested with credit returned to the user (target of 96%) – LDN mode	100	100	100	100	100	100	100	100	100	100	100	100
TARGETS FOR NETWORK MODERNIZATION
Digitizing rate of the local network (target of 85%)	98.95	98.94	98.94	98.94	98.94	98.94	98.94	98.94	98.94	98.95	99.00	99.02
Total amount of targets met (target of 35)	35	35	35	35	35	34	35	35	35	35	35	35
NA = Not applicable      NO = No occurence

Marketing

Residential Market and SOHO

The actions of Brasil Telecom regarding the Residential and SOHO (Small Office & Home Office) segments were directed towards the increment of average revenue per in-service terminal. Therefore, the Company intensified the offer of intelligent services, seeking to optimize the generation of revenue arising from its client base. The result was an increase of 32% in the amount of intelligent services activated in 2003, reaching 5.7 million. Of the total, it is worth pointing out that the performance of caller ID and call on hold increased 50% in relation to the activations of 2002.

The Company created, in 2003, specific plans for the retention of high-end clients – the “Tailored Plan” ( Plano Sob Medida ) – which groups the franchise into two or more lines and adopts the concept of scale gains, that is, the higher the consumption, the bigger the discount.

The pre-paid offer was maintained, a fixed telephone aimed at low-income clients, which works with the insertion of credits acquired in advance at lottery houses and post office branches.

Another part of the strategy to retain and service the low-income client was introduced when Brasil Telecom launched the hybrid terminal, dubbed LigMix. Through this service, the client controls his or her expenses with intercity calls or those made to cell phones.

Corporate Market

Likewise to the other markets, the actions developed for the Corporate segment, based on the offer of personalized and differentiated solutions for the clients of Brasil Telecom, were aimed at client loyalty.

A few promotions were introduced during 2003 and resulted in a rise in the amount of services installed in relation to the previous year. This was the case with InterLAN, a service that enables the head office to interconnect with two or more branch offices, which increased by 230 accesses and the IP Turbo by 1,031 accesses.

Public Payphone Market

As a public service concessionaire, Brasil Telecom has universalization targets established by Anatel that require the maintenance of a plant of 300 thousand public use terminals.

More than the accomplishment of targets, the Public Telephony sector has been increasingly more significant in the revenue breakdown of the Company. In 2003, even with stability in the number of public use terminals, Brasil Telecom achieved better results due to the number of cards sold, not only as a result of an increase in the mobile plant, which focuses on pre-paid accesses and encourages the use of public payphones, but also by the creativity of Brasil Telecom to develop cards that attract collectors.

Corporate Market and Government

In order to maintain its position in the corporate market, which demands complete and national solutions, Brasil Telecom established commercial partnerships that complement the offer of the Company, in its portfolio, as well as in relation to its geographic scope.

The strategic partnership with MetroRed expanded the customer care service available in the São Paulo - Rio de Janeiro - Belo Horizonte triangle, the most economically-developed region of Brazil .

The price reduction generated by competition was compensated by the increase in the commercialized volume of services. It is worth noting that the result obtained in the Data Communication services, where Brasil Telecom significantly boosted its market share, is a result of its aggressive policy to launch innovative products.

In the private sector, the actions were aimed at the offer of specific and high value-added solutions in an effort to leverage sales, increase revenue and consolidate its leading position in Region II.

Throughout the year, Brasil Telecom gained representative business in relation to the government sector, maintaining its absolute lead. The performance in public bids exceeded the results registered in 2002. The success index in bidding processes was 87.3% in volume and 82.6% in revenue.

Cyber Data Center - CyDC

The year of 2003 marked the consolidation of the CyDC business as an instrument for client loyalty and value-added services. Large-scale clients are serviced using structures set up in Brasília, Curitiba and Porto Alegre . In order to meet the demand in the region with services specialized in contingencies and continuity of business, aimed mainly at the corporate market, the construction of a new building in the Federal District was initiated.

Broadband

The number of broadband accesses practically doubled in relation to 2002, reaching 281.9 thousand service accesses by the end of December in 2003. This result dawned from a series of actions that targeted the improvement of the processes involved in the commercialization of the service.

Brasil Telecom spread the ADSL technology to new locations, installing DSLAM ADSL at call stations. At the end of 2003, 334 locations within Region II could acquire Turbo access.

New Products and Services

LigMix

Launched in November, 2003, LigMIX is a revolutionary product, aimed at the residential client who requests the installation of his or her first telephone line and has the need to control expenses. LigMix is a hybrid terminal that combines the pre and post-paid systems as follows:

  Pre-paid: the client activates the LigMIX card bought at the post offices to make intercity calls using 14 and for cell phones. There are two card options: R$ 14.00 and R$ 25.00.
  Post-paid: the client pays a monthly subscription and makes local calls to fixed telephones.

At the end of 2003, Brasil Telecom had 11 thousand LigMix terminals in its plant.

Turbo Lite

Launched by Brasil Telecom on March 25, 2003, Turbo Lite was the first service on the Brazilian market to offer high-speed Internet access, based on the pay-per-use concept. For a monthly franchise of R$ 51.34, the user can access the Internet in up to 150 Kbps, during 50 hours/month, while the telephone line remains free to make or receive calls. Each additional hour of use costs around R$ 3.00. Besides Brasil Telecom popularizing the use of high-speed Internet in the country, Turbo Lite gained 16 thousand subscribers, which represents 6.2% of total broadband accesses.

Turbo Condomínios (Turbo Condominiums)

Turbo Condomínios was developed solely to offer broadband access to the Internet at vertical condominiums, using HPNA (Home Phone Line Network Alliance) data transmission technology. The service was launched commercially on April 30, 2003. Without the need for cabling between the call center of the condominium and the apartment of the user, Brasil Telecom uses the network to make available the service at connection speed of up to 1Mbps. In order to qualify for Turbo Condomínios , it is necessary to have a group of at least 10 residential units, which pay R$ 51.34/apartment per month. In view of the unlimited access, Brasil Telecom expects to increase even further its share in the data communication market by gaining new clients.

PABX Virtual Net

Brasil Telecom launched, during Futurecom, the PABX Virtual Net, a service that marks the entrance of the Company into the offer of new services within the network concept known as Next Generation Network (NGN), which uses the IP network as a basic infrastructure.

The PABX Virtual Net consists in the possibility of transforming a set of telephones (conventional or IP), defined by the client, as if they were part of a PABX system, allowing the “extensions” of this PABX to be scattered around any place within Region II: it enables a conventional telephone network to operate as a PABX for the client. Until now, Brasil Telecom has offered a service that transformed a group of conventional telephone lines into extensions of a PABX system; however, it was restricted in scope, having in view that the function was available only for “extensions” that were linked to the same call center.

Thanks to the implementation of the NGN, it is possible to extend the service to any extension regardless of geographic location and it counts on all the facilities of a conventional PABX, such as: automatic search, call transfer, capture group, conference, speed dialing, etc.

In this manner, Brasil Telecom, marks its definitive entry into NGN with a new and innovative service and is the first telecommunications carrier in Latin America to operate a new generation network (NGN) and the only one in the world to offer a PABX Virtual service with this level of scope and diversity of terminals, which emphasizes the leading position of Brasil Telecom.

TVFone

Launched in October, TVFone enables the union of voice and image, based on the integration of common telephones and TVs, connected through ADSL technology for high-speed Internet access. Thus, a person with no computer knowledge can carry out videoconferences and speak on the phone at the same time as he or she sees the other speaker on the TV screen, even if they are located at different places, for a monthly fee of R$ 70.89. To provide the service it is necessary to install a special camera, which Brasil Telecom installs free of charge and rents for R$ 29.90 a month.

Brasil Telecom was the first in the Americas and the third carrier in the world to launch a product with these characteristics, available at 332 locations in Region II. TVFone is just another example of the services that can be developed with basis on ADSL technology.

Vetor

Vetor is a flexible and innovative broadband solution, supported by the IP-MPLS backbone of Brasil Telecom. It enables the creation of a virtual private network, able to transmit voice, multimedia and data, according to the needs of each client. While typical accesses are restricted to a range between 64 Kbps and 128 Kbps, the transmissions with Vetor can occur between at least 256 Kbps up to 155 Mbps. The client can save 20% in total communication costs through the installation of Vetor.

The launch of Vetor is another Brasil Telecom product that aims at excellence in the provision of services and which make it stand out in relation to its competitors.

BrTurbo Asas (BrTurbo Wings)

BrTurbo Asas is a service of BrTSI, which enables the user in transit to access broadband Internet, through Wi-Fi (Wireless Fidelity) technology. From specific places and without the need of a telephone network, the client can make use of the exclusive services, such as the Travel Channel, a gateway for tips about cultural agendas and information related to restaurants, drugstores, and maps of the city where the access is being made, besides surfing the net at high speed.

This solution helps the life of the traveler since the person can connect to the Internet or the private networks of airports, hotel, cafes or any place accredited as an Asas Center , the location where BrTurbo Asas can be used. This is Brasil Telecom working with creativity and cutting-edge technology to offer the best in telecommunications.

Tariff Readjustments

On June 26, 2003, Anatel approved the tariff readjustment for the STFC, according to the criteria and conditions set forth in the Local and National Long Distance Concession Agreements, effective as of July 30, 2003. The Local Basic Plan had an average readjustment of 28.75%, while the net rates of the Basic Plan for Long Distance Service had an average readjustment of 24.84%.

However, a temporary ruling mediated by the Federal Public Ministry, suspended the effects of the acts of Anatel and determined the application of the IPCA index in the place of the IGP-DI index in the calculation formula set forth in chapters 11.1 and 12.2 of the Concession Contracts. This decision was the subject of an appeal and is pending a final decision, when the index to be applied to the readjustment will be known.

Relationship with Clients

To Brasil Telecom, excellence in the relationship with the client represents a competitive edge in the telecommunications sector. Therefore, throughout the year, new tools for the Call Center were acquired and another stage of the CRM project was implemented.

Call Centers

In 2003, the performance of the call centers, which received on average 32 million calls a month, improved as a result of the new platform tools, as well as the evolution of the partnership with suppliers, which resulted in a new management model. This new model led to a 26% increase in the productivity of the call centers, measured in relation to the minutes talked over the minutes paid. Furthermore, the cost per minute was 21% lower in comparison to the cost registered in 2002.

Alternative Channels

During 2003, Brasil Telecom boosted its offer of services and information with the use of new channels of relations, among which it is worth pointing out the Internet, e-mail and the partnerships with large customer care networks in Brazil .

The new webpage of Brasil Telecom was launched in February, after a complete refurbishing, and was mainly aimed at the clients and their respective needs. The success of the initiative is confirmed by the number of registered clients: 385 thousand, 85.7% more in relation to December of the previous year.

The creation of this client base enabled the sending of 200 thousand electronic monthly newsletters , reducing communication costs with the client. The Section “Your Account” was responsible for the largest part of the registrations made and became the most important relationship tool on the website.

Also in 2003, satisfaction surveys were also carried out and the results will be used to take measures for improvement and the development of new applications.

E-mail

In 2003, 96 thousand e-mails were answered by specialists dedicated solely to the online customer care of Brasil Telecom, a channel aimed at clearing up doubts of the clients. This performance is much better than the one registered in the previous year, when e-mail queries totaled 131 thousand.

Lottery houses

The partnership of Brasil Telecom with more than 9,000 lottery houses is aimed at facilitating the life of the customer, due to the fact that it enables the search and the payment of debts without an invoice, besides the automatic unblocking of a telephone terminal. During 2003, 10 million searches were made, besides seven million payments without invoices were carried out, representing a growth of 21% and 20%, respectively, in relation to 2002.

CRM

As the Project's implementation is divided into stages, in 2003, the CRM was in charge of servicing 120 thousand clients in the corporate, business, government and interconnection sectors.

Besides the integration of all the customer care systems, all the processes were revised and 4,200 collaborators were trained. The whole Project is targeted at making the customer care of Brasil Telecom more personalized, swift and efficient.

Operational Performance

Operational Indicators

PLANT	2001	2002	2003

Installed lines (Thousand)	10,015	10,548	10,687
Additional installed lines (Thousand)	1,060	533	139
Lines in service - LIS (Thousand)	8,638	9,465	9,851
Addition LIS ( Thousand )	1,192	827	386
Average Lines in service - ALIS (Thousand)	8,042	9,052	9,658
LIS/100 inhabitants	21.5	23.1	23.4
TUP/1,000 inhabitants	7.1	7.2	7.0
TUP/100 Installed lines	2.8	2.8	2.8
Usage Rate	86.3%	89.7%	92.2%
Digitizing Rates	97.3%	99.0%	99.0%
ADSL Accesses in Service (Thousand)	34.4	140.7	281.9

In 2003, Brasil Telecom added 138.5 thousand lines to its installed plant, comprised of 10.7 million lines at the end of the year. The growth in relation to the previous year was 1.3%, which shows that the repressed demand for telephone lines noticed in the period immediately following the privatization has been totally met.

The plant in service totaled 9.9 million lines, a result of the net addition of 385.7 thousand lines. The 4.1% growth in comparison with 2002 can be explained mainly by the marketing actions aimed at the offer of promotional plans and by the startup of commercialization of hybrid terminals. The policy of keeping the terminals of the delinquent clients in partial blockage at the centers with idle capacity contributed to this performance. This measure reduces the costs with deactivation and the reinstallation of terminals and increments the traffic of the network of the Company.

The increase in the installed plant, combined with the expansion of the plant in service, resulted in a usage rate (lines in service in relation to the installed lines) of 92.2%, exceeding by 2.4 p.p. the rate registered in 2002. At the end of December 2003, the digitizing rate of the Brasil Telecom plant hit 99.0%.

The public telephony plant of Brasil Telecom was comprised of 296,3 thousand terminals in December 2003, representing a growth of approximately 1.0% in relation to the previous year.

At the end of 2003, Brasil Telecom hit the mark of 281.9 thousand ADSL accesses in service, an expansion of 100.4% in relation to 2002.

Brasil Telecom ended 2003 with 5,265 employees, representing a net reduction of 306 employees in relation to 2002. Besides the 5.5% drop in the number ofemployees, the 4.1% expansion of the plant in service contributed to an increase of 10.1% in the productivity for Brasil Telecom in 2003, reaching 1,871 lines in service (LIS)/employee, against 1,699 in 2002.

Consolidated financial performance

Revenue

In 2003, consolidated gross revenue reached R$ 11,077.4 million, 12.6% more than revenue registered in 2002. The increase worth R$ 1,237.7 million of revenue is basically due to the better performance of the inter-network (+R$ 359.0 million), local service (+R$ 321.4 million), data communication service (+R$ 259.1 million) and national long distance (+R$ 86.9 million) calls. The consolidated net revenue totaled R$ 7,915.2 million, surpassing by 11.9% the amount obtained in 2002.

The consolidated local service revenue reached R$ 4,442.5 million in 2003, an increase of 7.8% in relation to 2002. The increase in local service revenue is due to the expansion of the average in service plant, combined with the rate readjustment of the local service basket, which came into effect on June 29, 2003. It must be taken into consideration that, during the year, Brasil Telecom encouraged the sale of promotional plans, which exempted the client from the activation fee payment, besides granting discounts on the subscription rate.

The consolidated revenue for long distance calls reached R$ 1,450.5 million in 2003, an increase of 6.4% in relation to 2002. The larger share reflects the growth in the average in service plant and the tariff readjustment for the long distance service basket, which came into effect on June 29, 2003. Furthermore, Brasil Telecom increased its average market share from 86.5% to 89.9% in the intra-sectorial sector, and 73.0% to 75.2% in the intra-regional sector.

In inter-network calls, the consolidated revenue reached R$ 2,536.0 million in 2003, an increase of 16.5% in relation to 2002. The readjustment of 23.5% for the VC-1 tariff and 22.0% for the VC-2 and VC-3 tariffs, authorized by Anatel on February 2003, were the main reasons for the increment in revenue, compensated by the 6.4% reduction in fixed-mobile traffic in the period.

In terms of interconnection, the consolidated revenue totaled R$ 835.3 million in 2003, an increase of 6.3% in relation to the previous year. The increase in revenue is a result, mainly of the growth in the in service plant, as well as the tariff readjustment for network usage.

The consolidated revenue for cession of means totaled R$ 215.5 million, 8.5% lower than the figure registered in 2002, which reflects the lower number of circuits leased during the year.

The consolidated revenue for public telephony reached R$ 394.5 million, representing 3.6% of gross revenue in 2003, which is stable in comparison to the share in 2002. During the year, the public telephony revenue rose 15.4%, which reflects the 1.0% increase of public use terminals, as well as the tariff readjustment approved by Anatel and which came into effect on June 29, 2003.

The data communication sector generated a consolidated revenue of R$ 764.1 million, representing an increase of 51.3% in comparison to the amount registered in 2002. The boosted performance reflects a 100.4% rise in the number of ADSL accesses in service throughout the year. This performance was also affected by the increase of 91.7% in the number of IP (IP, IP Light and IP Turbo) accesses in service, of 26.8% in the number of Frame-Relays in service and of 7.5% in the number of Dialnet accesses in service.

The consolidated revenue for supplementary and value added services reached R$ 348.2 million, an increase of 24.9% in relation to 2002, which reflects mainly the increase of 40.4% in the activated intelligent services, – Virtual Answering Service, Siga-me (Follow me), Call on Hold and Caller ID – which totaled 5.7 million at the end of 2003. Considering the in service terminals of Brasil Telecom, which have at least one intelligent service activated, the penetration of these services was 34.0% at the end of 2003, against 27.5% at the end of 2002.

Operating costs and expenses

The operating costs and expenses, excluding depreciation and amortization, reached R$ 4,611.1 million in 2003, equal to 41.6% of gross revenue. In 2002, operating costs and expenses reached 38.0% of gross revenue. This increase can be explained mainly by the non-recurrent items registered in the last quarter of the year, as well as the reclassification of the employeeprofit sharing program, registered in costs and expenses with personnel. In addition, Brasil Telecom had interconnection costs increased by R$ 245.7 million, as well as costs with third party services at R$ 159.8 million.

A major portion of the non-recurrent items was registered in provisions for contingencies. The total of provisions includes losses from accounts receivable (PCCR) and contingencies. Losses from accounts receivable hit R$ 298.0 million in 2003, against R$ 263.5 million in the previous year. Thus, losses from accounts receivable represented 2.7% of gross revenue in 2003, stable in relation to 2002. Provisions for contingencies totaled R$ 359.9 million in 2003, against R$ 29.2 million in the previous year. Based on legal opinions, Brasil Telecom registered provisions for contingencies worth R$ 246 million linked to operations of the branch office in the state of Rio Grande do Sul, the former Companhia Riograndense de Telecomunicações S.A. (CRT), deriving from facts which occurred prior to the acquisition of this company, such as labor, civil and tax liabilities and process costs.

The Board will continue focusing its efforts at minimizing the effects on the cash position of the Company, through the interposition of funds as well as through breakdown.

Interconnection costs totaled R$ 1,772.1 million, representing 38.4% of total cost in 2003 (40.8% in 2002), which reflects the growth of the fixed-mobile traffic resulting from the expansion of the average in-service plant of Brasil Telecom and the mobile plant in Region II, combined with the larger average market share in 2003.

In 2003, costs and expenses with third parties, excluding publicity and marketing, reached R$ 1,297.0 million, equal to 28.1% of total cost, against 30.4% in 2002.

Expenses with publicity and marketing totaled R$ 85.5 million at the end of 2003, a drop of 27.3% in relation to 2002.

Costs and expenses with personnel reached R$ 425.2 million, an increase of 7.7% in relation to 2002, due to the change made in the accounting records of the employees profitsharing program, reclassified in costs and expenses with personnel. If the amount of R$ 46.3 million referent to the employees profit sharing program were excluded, costs and expenses with personnel would have been R$ 378.9 million, against R$ 394.5 million in 2002.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA), in 2003, totaled R$ 3,304.1 million, 1.0% below the R$ 3,334.6 million registered in 2002.

The EBITDA margin was 41.7% in 2003, against 47.2% in 2002. The 5.4 percentage point reduction in the EBITDA margin is aresult, mainly, of the increase in the provision for contingencies and the record of employee sharing on the result for costs and expenses with personnel.

If the non-recurrent items are not considered, the consolidated EBITDA of Brasil Telecom would have been R$ 3,669.1 million in 2003, 10.0% above the amount registered the previous year. Thus, the accrued EBITDA margin would have been equal to 46.5%.

Net financial result

The consolidated net financial income in 2003 was negative by R$ 914.1 million, broken down as R$ 395.8 million in revenues, R$ 1,005.9 million in expenses and R$ 304.0 million in interest on own capital (JSCP – Juros Sobre Capital Proprio ). In 2002, the financial income was negative at R$ 601.0 million, broken down as R$ 313.7 million in revenues, R$ 644.2 million in expenses and R$ 270,6 million in JSCP.

Non-operating result

Non-operating result was negative at R$ 473.4 million, basically broken down as follows:

  R$ 124.0 million for amortization of the reconstituted goodwill as a result of the acquisition of CRT;
  R$ 302.9 million for write-offs of property, plant & equipment referent to CRT, the result of a physical inventory performed on transmission, tooling and instrumentation equipment and multipair cables, among others.

These amortizations do not affect the cashflow of Brasil Telecom nor the distribution of dividends.

Net income

In 2003, Brasil Telecom registered a net income of R$ 145.1 million, which was affected by the provisions for contingencies and for the write-offs of the assets.

Investments

Brasil Telecom invested R$ 1,790.0 million in 2003, of which R$ 1,324.3 million on fixed telephony. The investment on fixed telephony was 26.7% lower than that made in 2002, a drop resulting from the constant search for better operational efficiency and the cooling down of the economy. In addition, R$ 109.2 million was aimed at mobile telephony and R$ 356.7 million was spent on the acquisitions of Globenet, MetroRED and iBest.

Indebtedness

R$ Million	2003	2002	Variation

Short Term	1,697. 0	591.9	186.7%
In R$
	1,581.1	472.5	234.6%
In US$
	43.4	46.5	-6.7%
In Currency Basket
	72.5	72.9	-0.6%
Long Term	2,093.0	3,584.3	-41.6%
In R$
	1.798.6	3,171.7	-43.3%
In US$
	113.1	169.0	-33.1%
In Currency Basket
	181.4	243.6	-25.6%
Total Debt	3,790.0	4,176.2	-9.2%
(-) Cash
	1,956.7	1,596.2	22.6%
Net Debt	1,833.4	2,580.0	-28.9%

At the end of 2003, the net debt totaled R$ 1,833.4 million, a drop of R$ 746.7 million in relation to the amount registered in 2002.

At the end of the year, the total debt stood at R$ 3,790.0 million, of which the accrued average cost in the year was 17.2%, or 74.1% of CDI in the same period.

Of the total debt, R$ 156.4 million was dollar-pegged and R$ 253.9 million in currency basket, of which 66.7% was currency hedged.

The net debt/shareholders equity ratio was 29.9% at the end of 2003, against 41.4% at the end of 2002.

Corporate Governance

The Corporate Governance practices of Brasil Telecom are guided by the Articles of Incorporation and by the Manual for Disclosure and Use of Information and for Trading of Securities and is aimed at assuring the quality and transparency of the information disclosed to the market, as well as it protect the interests of the shareholders. Controlling shareholders, advisors, executives and other employees that have access to relevant information sign a term of adhesion to the Manual, which has the purpose of assuring high standards of conduct and transparency.

On May 9, 2002, Brasil Telecom adhered to the Level 1 Corporate Governance of the São Paulo Stock Exchange (Bovespa), representing the telecommunications sector in the Corporate Governance Index (IGC - Índice de Governança Corporativa ), which is comprised of a group of publicly-held companies that adopt policies that strive for quality and accuracy in the information rendered to the market.

Strengthening in the Processes and the Internal Control Environment

The strengthening of the processes and the internal control environment is an integral part and a commitment common to all the departments of the Company, and its respective managers permanently evaluate its processes and controls in a manner related to the routine of the business, to the financial reports and to the aspects of compliance and conformity. At the same time, the internal audit directs its activities towards the areas of most relevance to and impact on the operations, reviewing processes and controls in the light of the best practices for risk management.

Risk management requires the spreading of its concepts and their solidification in the corporate culture. The adoption of a uniform language is essential. As a philosophy and anticipating the current prescribed requirements, Brasil Telecom is coming close to Corporate Governance of the control activities, implementing mechanisms to guarantee the integrity of the main operating processes. Therefore, throughout 2004, the Company will be involved in a great effort to conclude the assessment stages of the risk and control environment in each risk area, enabling constant monitoring and self-assessment of the controls. This project will be led by the Company's executives with the help of specialized consultants and will use methodology and support tools recognized worldwide, which will enable the Company also to meet the necessary requirements for Certification demanded by the Sarbanes-Oxley Act.

Public offer of shares

On October 21, 2003, CVM granted a Public Exchange Offer for the exchange of common shares for preferred shares, of Brasil Telecom S.A. issuance, in the condition of Object Company, to be conducted by Brasil Telecom Participações S.A., as Offeror.

The Offeror is willing to acquire up to all the outstanding common shares issued by Brasil Telecom S.A., in accordance with the bid notice published on October 31, 2003, representing 2.96% of the voting capital stock, through the exchange of preferred shares issued by the Object Company and owned by it. The exchange ratio was one common share for one preferred share.

The main objective of the Offeror was to enable, the shareholder that held common shares of Brasil Telecom S.A. (BRTO3), to have a share in a more liquid asset. The success of the operation can be verified in the reduction of outstanding common shares from 2.96% to 0.95%.

Shares buyback program

At a meeting held on August 5, 2003, the Board of Directors of Brasil Telecom Participações S.A. approved a Share buyback program including Common and Preferred shares of issuance by the Company, to be kept in treasury and later alienation or cancellation. Through the program, the Company was able to acquire up to 6,220,118,438 common shares and 22,267,018,788 preferred shares, which represent 10% of the total outstanding common and preferred shares, for the term of 365 days. On December 31, 2003, Brasil Telecom Participações S.A. held 1,480,800,000 common shares in treasury.

Independent auditors

Under the terms of CVM Instruction no. 381/03, Brasil Telecom Participações S.A. informs that KPMG Independent Auditors, contracted in 2002 for the provision of auditing services for the financial statements of the Company, did not, after this date, render services not related to independent auditing which exceeded 5% (five percent) of the value of the contract executed.

General Shareholders' Meeting

According to the Articles of Incorporation, the General Shareholders' Meeting is the top entity of the Company with powers to decide matters related to business purposes and take any measures it deems convenient for the defense and development of the above mentioned matters.

The General Shareholders' Meetings of Brasil Telecom Participações S.A. are summoned by the President of the Board of Directors, at least, 15 days in advance in a first summons and ten days for the second summons.

The General Shareholders' Meeting usually meets within the first four months subsequent to the end of the calendar year, to (i) examine, discuss and vote on the financial statements; (ii) decide on the allocation of the net income for the year and the distribution of dividends; and (iii) elect the members of the Statutory Audit Committee and, when the case, the members of the Board of Directors. The Special Shareholders' Meeting meets, on special summons, whenever required by the interests of the Company.

Board of Directors

The Board of Directors of the Company must be comprised of at least three and no more than 11 effective members and an equal number of alternates. The Board usually meets every quarter and for special purposes upon the summons made by the President or two members, at least ten days in advance, and decides by majority of vote, provided that the majority of the members are in attendance. In 2003, the Board of Directors of the Company met 11 times.

Fiscal Council

According to the Articles of Incorporation, the Fiscal Council, the entity in charge of fiscally inspecting the board of the Company, must be comprised of three to five effective members and equal number of alternates.

The Fiscal Council usually meets every quarter and manifests itself by absolute majority of votes, provided that the majority of its members are in attendance. The Fiscal Council of the Company, elected at the General Shareholders' Meeting in 2003 with a mandate which extends to the General Shareholders' Meeting in 2004, met eight times throughout 2003.

Remuneration Policy

The shareholders of Brasil Telecom are remunerated with dividends or interest on own capital of 25% for the adjusted net income, according to the terms established in Law no. 6.404/76 and in the By-laws. The By-laws assure priority to the preferred shares in the receipt of the minimum non-cumulative dividend equal to 3% of the value of the net equity of each share, whenever the dividend calculated according to these criteria surpasses the value of the 6% dividend for the value of the capital stock per share.

Dividends and Interest on Own Capital (JSCP)

Year	Type	Credit in the accounting records	Equity position base	Payment	Gross Value (R$/lot of 1,000 shares)	Net value (R$/ lot of 1,000 shares)
2003	JSCP	10/31/2003	11/12/2003	To be defined	0.276447561	0.234980427 [2]
2003	JSCP	03/31/2003	04/09/2003	To be defined	0.145780000	0.123913001 [2]
2003	JSCP	01/31/2003	02/07/2003 [1]	To be defined	0.199289432	0.169396017
[1]	Position without capital increase
[2]	Subject to change after the processing of calculation based on exempt and immunes

Stock market

Bovespa ended the year of 2003 not only with the best performance of the last four years, but also reached a historical record: 22,236 points. The valuation of 97.3% was the highest percent for the Brazilian stock market since the figure registered in 1999. The performance of Bovespa derived from the brighter outlook of the Brazilian economy, which reverted the downward process that the stock market went through for three consecutive years.

During the year, Bovespa traded a financial volume of R$ 204.5 billion, 47.2% above the turnover of 2002, which was R$ 138.9 billion. The daily average of trades in 2003 was R$ 818.3 million and 39,597 trades, against the average of the previous year, which was R$ 558.1 million and 28,173 trades.

At the end of 2003, the Dow Jones index reached its highest level, 10,425 points. During the year, the Dow Jones rose 25.3%, breaking a stretch of three consecutive years of loss. Triggered by the high numbers of the American market, the ADRs of Brasil Telecom Participações S.A. (BRP) registered a valuation which was higher than the index, reaching 48.2%. The common (BRTP3) and preferred (BRTP4) shares of Brasil Telecom Participações S.A. valued 39.2% e 26.8% in 2003, respectively.

Evolution of the Quotation of Shares

	Closure on Dec/30/03	In December	In 2003	In 24 months	In 36 months

Common shares (BRTP3) (in R$/1,000 shares)	18.25	-0.3%	39.2%	7.7%	10.4%
Preferred shares (BRTP4) (in R$/1,000 shares)	21.61	-4.8%	26.8%	26.7%	3.1%
ADR (BRP) (in US$)	37.43	-1.2%	48.2%	-9.8%	-36.6%
Ibovespa (points)	22.236	10.2%	97.3%	63.8%	45.7%
Itel (points)	888	3.1%	66.8%	32.9%	-0.9%
IGC (points)	1.845	14.4%	79.7%	82.5%	N.A.[1]
Dow Jones (points)	10.425	5.3%	25.0%	4.0%	-3.4%

[1]	The IGC was introduced in June of 2001

SOCIAL REPORT

Cultural Projects

In all, 100 cultural projects, such as dance, theater, films, exhibitions, musical shows, were benefited through the sponsorship of Brasil Telecom, which totaled investments of R$ 17.5 million.

Audiovisual
Glauber Rocha (1939-1981) vinte e dois anos depois... (twenty two years later...)	Brasil Documenta (Brazil Documents) – III International Documentary Forum
7º Florianópolis Audiovisual Mercosul – FAM fair	I University Image Circuit in Santa Catarina
Dona Cristina Perdeu a Memória (Mrs. Cristina Lost her Memory)	Madame Satã (Madame Satan)
Paulinho da Viola – Meu Tempo é Hoje (My Time is Today_	Nelson Freire
O Homem que Copiava (The Man that Copied)	O Homem do Ano (The Man of the Year)
Tempo Glauber (Glauber Time)	Di Menor (Di Minor)
Vaidade (Vanity)	10the Cinema and Video Festival of Cuiabá

Fine Arts
Sky of Brasília Exhibition by Juliana Limeira	Glória Ferreira – Photos
Exhibitions for the Year of 2003	II Fine Art Hall of Toledo
Exhibitions in Florianópolis at the Olhar de Hassis	People 4 exhibition by Joana Limongi
Paulo Humberto Exhibition – Doors and Windows	Brasil Telecom Portinari Exhibition – The Painter of Peace
I International Design Seminar for Brasil Telecom Identity	Visual Language Award: incentive for artistic productions

Theater
Circo da União – Cia Carroça de Mamulengos circus troop	Theater in the Community
Cena Contemporânea (Contemporary Scene)	Santiago in Culture
IV School Theater Festival – Athos Bulcão Foundation	Primeiro Ato (First Act) Brasil Telecom – Professional Theater Exhibition
Todos os que caem (All who Fall) – Irmãos Guimarães	Almoço na Casa do Sr. Ludwig (Lunch at the House of Mr. Ludwig)
“ A Rua é um Rio Brilhante ” (The Road is a Shining River ) and “ Sherazade ” – O Hierofante theater group	Dramatic Reading Workshop with actress Fernanda Montenegro
Ovo (Egg) – Udi Grudi theater group	A Força do Hábito (Force of Habit)
Tudo por um Fio (Risking all) – Maracatu Atômico theater group	10 Anos de Sutil Companhia de Teatro (10 Years of the Subtle Company of the Theater)
Rasga Coração (Torn Heart) - Cia Teatral Martim Cererê theater group	Sérgio 80
Goiânia em Cena (Goiania on Stage) – Dramatic Arts Festival 2003	Melanie Klein
São Jorge and the Dragão (St. George and the Dragon) - Metamorfose de Teatro theater group	Confidências de um Espermatozóide Careca (Secrets of a Bald Spermatozoid) – Raízes do Porto theater group
Auto da Compadecida (Dog's Will)	O Mundo é um moinho (The World is a Windmill) – Casa da Gávea
“ João e Maria ” (Hansel and Gretel) and “ O Rabo do Sapo ” (The Frog's Tail) - Tambarola theater group	Candaces – A Reconstrução do Fogo (The Reconstruction of Fire) – Cia dos Comuns
Fúria theater	Tartufo
Mosaico theater	Missa dos Quilombos (Mass at Quilombos)
A menina and the vento (The girl and the Wind) - Mosaico Theater	Zastrozzi
ACT –Ateliê de Criação Teatral (Dramatic Creation Atelier)	O Senhor das Flores (The Lord of the Flowers)
Theater Festival at Campo Mourão	A Morte de um Caixeiro Viajante (Death of a Traveling Salesman)
XI National Theater Festival of Florianópolis Isnard Azevedo	As Nuvens e/ou um Deus Chamado Dinheiro (The Clouds and/or a God Called Money) – Parlapatões, Patifes e Paspalhões theater group
A Caixa (The Box) – Renata Mello	Woyzeck Desmembrado (Dismembered Woyseck)
Blas Fêmeas (Blas Femmes)	Miscelânia de Anônimo (Anonymous' Miscellaneous) –Teatro de Anônimo theater group
Capitanias Hereditárias (Hereditary Lands)	Meus Balões (My Balloons) – Karen Acioly

Dance
Celebrare – Alaya Dança dance troop	Vem Dançar Comigo (Come Dance With Me) – Ginga dance troop
X Dance Exhibition in Florianópolis	Ballet of Portugal
(C2 H4)n Plástico - Verve dance troop	SKR Project – Cena 11 dance group
A Redoma (The Dome) – Companhia de Dança Isadora Duncan dance troop	Municipal dance company of Caxias do Sul and Preparatory Dance School
Lia Rodrigues dance troop	Sonhos de Einstein (Einsteins' Dreams) – Intrépida dance troop
III Brasil Telecom Dance Circuit	Enter –Étnica dance troop
Companhia Jovem de Ballet – Dalal Achcar ballet group

Literature
Zé Poesia (poetry)	Villa Boa, Bela, Brilha (Good, Beautiful, Bright Village ) – Goiás city
SABIN - Sociedade de Amigos da Biblioteca Nacional (National Society of the Friends of the Library)	Itatiaia. O caminho das pedras (The stone path)
A Vida dos Grandes Brasileiros (The Life of Great Brazilians)

Music
Kaya N´Gan Daya Show	Recital Mariuccia Iacovino
Cascavel Jazz Festival	Concerts in the Communities
Turnê Tributo à Música Popular Brasileira (Tribute to Brazilian Pop Music Tour) – Stage I	OSPA – Symphony Orchestra of Porto Alegre
Blue Jazz Brasil Telecom

Others
4th Cultural Award Sergio Motta	Rondônia Circuit-Acre de Cultura
Vozes da Primavera (Voices of Spring)	Renovaton of the Rondon Telegraph Pole
Resgate do Folclore Goiano (Redeeming the Folklore of Goias) 2003	Espaço Arte e Cultura Brasil Telecom Art and Culture Space
Floripalco	Construction of the Cultural Complex São Pedro Theater

Social Projects

The social projects maintained in 2003 received an investment of R$ 3.3 million.

SOCIAL PROJECTS

CACC – Casa de Apoio à Criança com Câncer (Home for Children with Cancer) (RJ)
Cas@ Viva Inatel (Live Inatel House) (MG)
Alfabetização Solidária (Joint Alphabetization) (National)
Projeto Down (Down Project) (SP)
Prova de Êxito (Success Test) (National)
Reciclar (Recycle) (SP)
Rio Voluntário (Volunteering for Rio) (RJ)
Jornada de Adoção (Adoption Walk) (FD)
Educar (Educate) (FD)
Neste Ano Eu Quero Paz (This Year I Want Peace) (FD)
Comitê para Democratização da Informática – CDI (Committee for the Democratization of Information Technology) (FD)
Bolsa Escola Cidadã ( Citizen School Scholarship) (FD, GO, MT, MS)
Dia da Inclusão Digital (Digital Inclusion Day) (FD)
Plano de Cirurgias (Surgery Plan) (GO)
Siminina Science Project (MT)
Agente Jovem do Desenvolvimento Social (Young Agent of the Social Development) (AC)
Cancer Hospital (RO)
Center for Minors (RO)
Mora Quer Fazer Amigos (Mora Wants to Make Friends) (PR)
Esperança (Hope) (SC)
Campanha do Agasalho (Clothing Collection Campaign) (SC)
Esperança Fair (SC)
Balakubatuki Ritmo e Paz (Rhythm and Peace) (SC)
Cinema da Favela e Favela no Cinema (Cinema in the Slums and the Slums in Cinema) (SC)
Padre Cacique Asylum (RS)
Cidadão Sports Club (RS)
“ Melhor Idade ” (Best Age Program) (FD)

Sporting Projects

Through the sponsorship of sporting, such as triathlon, track, volley and extreme sports, Brasil Telecom incorporates the values which are strongly apparent in sports to its day to day: surpassing limits, discipline, persistence, dynamism, versatility and achievement of targets. By investing in sports that lack sponsors in Brazil , the Company develops not only talented athletes but encourages practicing sports in the country.

During 2003, Brasil Telecom sponsored the XX Marathon in Porto Alegre , the ITU World Cup , the Pan-American Triathlon and the Ironman Brasil Telecom, Latin-American stage of the Global Ironman Circuit held annually in Florianópolis, of which it is the title sponsor. Brasil Telecom is the official sponsor of triathlon in Brazil and of the Permanent Brazilian Olympic Team, as it is the sponsor of the Brazilian Triathlon Confederation. In light of this, the Company maintains the Brasil Telecom Triathlon House, which is a training center, mainly for the athletes of the Permanent Brazilian Olympic Team.

Throughout the year, Brasil Telecom sponsored 314 athletes. A special mention must be given to gymnast Daiane dos Santos, world-wide champion of the ground in 2003, who received, from the International Gymnastics Federation – FIG, the recognition for the “double twist carped” jump, which was named “Dos Santos”, for being the only athlete of the world to carry through it.

At the end of the year, Brasil Telecom began to sponsor the Brasil Telecom Olympic Force Team of women's volleyball, which is participating in the Super Volleyball Championship 2003/2004. Among other players, the team counts on the vigor of the champion of the Pan-American Games at Winnipeg : Leila and Ricarda Negrão.

In all, the investments made in sporting projects totaled R$ 3,5 million in 2003.

Programa de Qualidade de Vida (Quality of Life Program) - VIVA MAIS (LIVE LONGER)

Structured with basis on three foundations – sports, health and leisure – the Quality of Life Program of Brasil Telecom, "Live Longer", was improved throughout 2003 with the suggestions received from itsemployees.

The main objectives of Brasil Telecom with “Live Longer” is the incentive to practice sports among its collaborators, the stimulus to lead a healthier life style and the best use of free time.

LIVE LONGER SPORTS

  Breakfast Run – 9,000 participants in the four editions held in 2003;
  Maratonistas Daqui (Marathon Runners from Here) – 10 employees ran at the Chicago Marathon;
  Running / Walking Program – 300 participants;
  Internal Brasil Telecom Games;
  Adventure Hikes;
  Live Longer Gym – 200 students.

LIVE LONGER HEALTH

  Association with preventive and alternative medicine – “ Viver Plus ” (Live Plus);
  Dental Association “ Viver Odonto ” (Live Dental);
  Vaccination campaigns;
  Medical check-ups ;
  Stretching exercises and express massage at the work place.

LIVE LONGER LEISURE

  Drawings for tickets to shows, plays and other events sponsored by Brasil Telecom;
  "Viva Mais Cantando" (Live Longer Singing) choir – 150 participants at II Choir Festival;
  Ballroom Danding Lessons;
  Several courses: Easter eggs, wines and decorative candles;
  Associations with inns, farm-hotels, water parks, dance parlors, etc;
  Brazilian June party;
  Musicals.

“Live Longer” counts on the overall participation of its employees. Satisfaction survey show that 90% of the employees of the Company participate at least in one of the activities offered and 56% introduced healthier habits to their daily life.

Volunteer Program

The Volunteer Program of Brasil Telecom promotes projects, campaigns and voluntary actions with the involvement of the employees of the Company. In this manner, Brasil Telecom benefits the community in which it works and expands the social responsibility of the volunteers.

The “Ironman Social” was a great voluntary project of the Live Longer Citizenship Program ( Programa Viva Mais Cidadania ). Each branch office represented a team of athletes at the “Ironman Social”, and symbolically ran the course of one Ironman ( 3.8 km swimming, 180 km biking and 42.195 km running). The act of accomplishing the course represented the substitution of the sporting for voluntary actions. Thus, each donation and visit made to a charity institution by the volunteers of each branch office was transformed into kilometers spent.

The results were expressive: 58 tons of nonperishable food, 16 thousand toys, four thousand books, seven thousand clothing items and eight thousand personal hygiene items were donated. A total of 1,583 volunteers participated in the “Ironman Social”, carrying out 190 visits.

HR Quality

Aware that it is mainly people who are responsible for success and the overcoming of challenges in a sector of ongoing changes and in a market where the quality of the service is primordial, Brasil Telecom has developed programs focused on the recognition of success and support for the achievement of results.

Prominent People (Gente em Destaque)

Prominent People is aimed at recognizing the employees that, individually or in a team, implement projects that stand out, whether for their innovative or creative characteristics or for the results obtained.

At each edition, the categories and awards are revised so that they are in line with the strategies of the Company. The fifth edition of the Program will be held in 2004 and it will be comprised of eight categories and 34 corporate awards.

Every year, the Program gets stronger through the expressive participation of its employees and for the quality of the projects enrolled. In order to consolidate Prominent People, Brasil Telecom has adopted evaluation criteria based on the National Quality Award (PNQ - Prêmio Nacional da Qualidade ).

Teams for Optimization of Results (TOR – Times de Otimização de Resultados)

The TOR Program offers the conditions for the development and full use of the potential of the work force as a way of achieving targets and overcoming challenges through the work team.

Created in 2000 and initially focused on the targets of Anatel, the Program has been effectively contributing to the achievement of results of Brasil Telecom, improving every year. It consists of the formation of multifunctional teams to tackle challenges linked to strategies of the Company, enabling interaction, learning, integration and the exchange of experiences between people with know-how in a specific subject, involving all the levels of the organization.

In 2003, the Company counted on more than 50 teams ranging from branch offices to the head office, directly involving more than 500employees, besides the participation of partners and suppliers, in projects with ADSL focus, Client Satisfaction, Completion of Calls, Plant Management, among others. This year, a Leader Team structure at the head office was also created to provide direct support to the work developed by the TORs. Through this teamwork model, Brasil Telecom has the chance of obtaining faster results relative to strategic matters and objectives with the vision of solving problems and acting proactively at opportunities.

“Arrancada de Vendas (Sales Boost) – Conquiste seu sonho (Conquer your dream)” Program

In its second edition, the Sales Boost Program introduced a new visual and thematic approach. “Conquer your Dreams” was the motto chosen to invoke an emotion in the employees who participated in the Program. Besides encouraging sales, the Program also has the purpose of encouraging the salespeople to dream about things and moments that make them feel motivated and ready to overcome challenges.

The Program gives monthly awards through credits given on cards to the three best salespeople in each market of each branch office. In 2003, 515 collaborators participated in the Program, between the Sales Force, the Sales Support Team and the Call Center . Once again, the Program achieved its objective and led to significant results in terms of an increment in sales and client loyalty.

Young Salesperson Project

The Program was launched in January 2003 with the intention of training and developing professionals at the beginning of their careers, who had prospects in the commercial area, thus, creating a technical reserve of salespeople. This initiative assures renewal in the sales force of the Company and the maintenance of the customer care levels, Since at any moment the trainees are prepared to assume or replace opportunities in the commercial area of Brasil Telecom. In 2003, 1,237 candidates participated in the selective process, of which 26 were hired.

Selection Strategy

Brasil Telecom seeks professionals of different organizational and social cultures to be a part of the functional structure of the Company. The selection and recruitment processes are conducted locally or nationally, depending on the opening to be filled. Brasil Telecom aims at managing its intellectual equity by valuing its internal talents and offering a career and professional development.

Program for Internal Opportunities

The selection strategy of Brasil Telecom, during 2003, was based on the valuation of the potential of the professionals of the Company so as to create internal opportunities for growth and development, optimizing the management of know-how in that which refers to the profile versus opening ratio.

Undergraduate Training Program

Through the Undergraduate Training Program, Brasil Telecom selects young talented people, who, after being in contact with the culture of the Company, can act as agents of renewal in the organization and as a source of new ideas. The Program is a complement to the curricular enhancement of these youngsters given that their behavioral and functional abilities are developed. The Company ended the year with 343 trainees and, during the year, hired 48 of them.

Trainee Program

The Trainee Program is aimed at selecting recently graduated youngsters, with prospects, who wish to develop a career in the telecommunications industry. The third edition of the program occurred in 2002/2003 and received 13,733 enrollments, an increase of 36% in relation to the preceding edition.

Brasil Telecom offered 31 jobs, which meant that there were 473 candidates for each opening. The Company attributes its success in seeking talent in the third edition of the Trainee Program to the following factors: a solid economic-financial situation, leadership in its area of activity and strategic direction.

Summer Internship Program

The Summer Program of Brasil Telecom is aimed at identifying prospective Brazilian executives, who are enrolled in an MBA program from the most prominent institutions in the United States, such as, Wharton, Harvard, Stanford, Darden, Berkeley, Michigan, Kellogg, Chicago, Columbia, among others, and in Europe, such as for example, the London Business School.

The partnership with the interns adds value and attracts professionals with multi-cultural and an integrative outlook with a clear vision of the global scenario, a taste for learning and the ability to analyze the processes from multiple perspectives. The excellent result of the projects developed by the interns led to the inclusion of three of these professionals to the staff of Brasil Telecom.

The second edition of the program, held in 2003, was a proven success: 112 enrollments for six openings offered.

Compensation Strategy

The Compensation policy of Brasil Telecom is aimed at analyzing the progression of the strategic objectives of the Company, strengthening the capacity to attract and retain qualified professionals, who are committed to the excellence of the business.

Besides the salary, the annual compensation of the professionals is also comprised of a Profit Sharing Program as a result of the accomplishment of pre-agreed targets.

Starting at the managerial level, Brasil Telecom pays a bonus of 200% to 800% of monthly compensation, which is also conditioned to an individual evaluation of performance and the accomplishment of previously defined corporate targets.

For the professionals in the sales force, the Company adopts variable compensation at competitive levels, linked to the achievement of qualitative and quantitative results.

Profit Sharing Program

In March 2003, Brasil Telecom paid around R$ 16.3 million to its employees for a share in the profits of 2002.

In 2003, Brasil Telecom continued its quarterly follow-up of the targets to facilitate the monitoring of the employees and guide their efforts. The Profit Sharing Program related to 2003 reached 4,277 employees and considered financial and qualitative results. The possibility of gain increased 130% to 140% of monthlycompensation.

Variable Compensation – Sales Force

The objective of the variable compensation program is to continually improve the results of the sales team of Brasil Telecom. Aimed at the c employees of the government, corporate and business markets, it seeks to leverage the generation of revenue, as well as promote client loyalty.

The program compensates employees according to the objectives and targets of Brasil Telecom which are effectively achieved or surpassed.

Group Work Agreement (Acordo Coletivo de Trabalho - ACT)

ACT 2003/2004 defined the salary readjustment with correction indexes that vary between 7.0% to 11.0%, according to the salary range. In terms of the meal tickets, it was readjusted so it remained with a ticket face value of R$ 11.65. The agreement also contemplates benefits such as health plan, group life insurance and others of a social nature, such as aid for play schools, pregnancy, physically impaired dependants, among others.

Benefits

Health Plan

The scope and the quality of a health plan is one of the concerns of Brasil Telecom. It is for this reason that the Company hired a health plan able to offer, to all its professionals, medical, hospital and dental services around the country and abroad for the executives.

The service is personalized through a beneficiary card and, when the plan is used, the expenses are shared, and the employee is responsible for a share of 20% of the total billed medical expenses and the discount on the paycheck is limited to a ceiling set by the plan chosen by the title user.

For dental expenses, when the employee uses the plan, shared with 30% of total, and the discount in the payroll limited to 20% of his or her salary.

Meals

Brasil Telecom offers meal ticket aid in the option of electronic cards for food products or meal tickets to be used at accredited establishments by the supplier and by the Workers' Meal Plan (Programa de Alimentação do Trabalhador - PAT). The professionals who work five days a week receive R$ 256.30 in aid and others who work six days a week, receive R$ 302.90, of which the value of the share is discounted from the paycheck by 5%, 10% and 15%, according to the salary range of the professional: up to R$ 1,000.00; from R$ 1,000.01 to R$ 2,000.00 and above R$ 2,000.01.

Group Life Insurance

Besides the benefits mentioned, Chubb Seguros insurance, contracted by Brasil Telecom, assures indemnity for the life of the employee and his or her dependents, through a Group Life Insurance, with coverage for death by natural or accidental causes, total disability for illness and total or partial disability due to accident. The value of the indemnity for death by natural causes is equal to 30 times the nominal salary of the employee and 15 times the nominal salary of the employee for death due to natural causes of the insured spouse. In the case of death by accident, the amount of the indemnity is doubled. In addition, for disability indemnities, the amount may be proportional or 100% of the indemnity covered for natural death. The ceiling of the indemnity for all cases is R$ 900 thousand.

Complementary Social Security

In 2003, the Company gave continuity to the social security reorganization process with the purpose of rationalizing and optimizing the operational, administrative and social security plan management processes that it sponsors for its collaborators.

At the end of the year, the assets of the complementary social security plans sponsored by Brasil Telecom totaled around R$ 1.074 billion, and counted on 5,355 active members and 5,036 retired and pensioner members. The contributions of the Company reached, on average, R$ 1.5 million per month and the benefits paid to the retired and pensioner members represented around R$ 5.2 million a month.

Training

In order to improve its technical and behavioral competencies, in 2003, Brasil Telecom offered training to its professionals in the areas of technology, marketing, finance, as well as developed programs aimed at the exercise of leadership and for the management of projects.

Daily average of students in training	140
Annual average of training in hours/professional	32
Annual average of training hours on line / employee	6.6
Master in Project Management by George Washington University	144

Also in 2003, Brasil Telecom sought to develop its Sales Force and the ongoing enhancement of its professionals through e-learning tools. A total of 1,066 sales agents and 437 professionals were qualified in groups of products and services.

The e-learning tool enabled Brasil Telecom to offer around 60 courses to all the professionals in the Company, reaching significant numbers of distance learning qualification through basic courses for computer technology, telecommunications, products and services, technology, languages and systems.

Emphasis must be given to one of the e-learning courses for the certification of products for the Cyber Data Center : in 10 weeks, 81% of the sales force had achieved the certification.

Brasil Telecom received the e-Learning Brasil award and was recognized as a national benchmark for distance learning. The award is promoted by Micropower and the Brazilian Association for Human Resources ( Associação Brasileira de Recursos Humanos – ABRH).

Another mark in 2003 was the inauguration of the Education Center at the head office, which counts on classrooms and a modern studio for taping, edition and transmission of training content through the corporate TV channel which can be accessed via intranet. BrTV was accessed more than 11 thousand times during the year.

Health, Safety and Environment

By giving continuity to the improvement of its health and work safety processes, as well as environment, Brasil Telecom sought to involve not only itsemployees, but also the employees of partner companies in the areas of telecommunications network maintenance and internal plant, which led to a reduction of approximately 30% in the number of accidents. In order to do this, debate and training seminars with educational lectures, focused on the use of safety equipment and traffic direction, were held.

In relation to health, Brasil Telecom has structured its medical and dental offices, through partnerships with accredited health institutions, enabling not only medical and dental care, but also care using alternative medicine: acupuncture, visits to nutritionists, among others. Around 6,000 employees used the Company medical offices during the year.

Staff

Brasil Telecom ended the year with 5,265 employees, 5.5% less than in the previous year, as a result of the centralization of a few activities and the optimization of processes. The reduction was not larger in light of the new companies that became part of the group. Brasil Telecom, however, sought the obtainment of synergies, preventing the redundancy of the staff as a result of the acquisitions made.

Amount of Company Employees

Company	2003	2002	Variation

Brasil Telecom Participações S.A. (BTP)	5	6	-16.7%
Brasil Telecom S.A. (BT)	5,064	5,549	-8.7%
BrT Serviços de Internet S.A. (BrTSI)	22	16	37.5%
Brasil Telecom Celular (BT Cel)	71	0	-
Globenet	23	0	-
iBest	80	0	-

Total	5,265	5,571	-5.5%

In terms of distribution by job, the main changes in relation to 2002 were related to the areas of marketing and sales and the customer care centers, which increased their staff, in compliance with the Company strategy to expand the market and increase client satisfaction.

Of the total 5,265employees, 144 were dismissed at the end of 2003 and did not take part in the effective task force of Brasil Telecom. The effort developed for the dismissals must be emphasized as it led to a 40% reduction in the effective staff.

Amount of Employees by Job

Job	2003	2002	Variation

Marketing and Sales	1,208	1,151	5.0%
Customer Care Centers	404	364	11.0%
Network	2,084	2,171	-4.0%
Expansion
	546	622	-12.2%
Operation
	1,538	1,549	-0.7%
Information Technology	424	456	-7.0%
General and Administrative	1,001	1,189	-15.8%
Board and Assistant Executive Committees
	242	345	-29.9%
Materials and Services
	229	263	-12.9%
Human Resources
	100	112	-10.7%
Financial
	430	469	-8.3%
Dismissals	144	240	-40.0%

Total	5,265	5,571	-5,5%

Profile of the Employees

Distribution by Age

The average age of the work force at Brasil Telecom did not change in 2003, as can be seen below:

Distribution by Age

Age Bracket	2003	%	2002	%	Relative Variation

Up to 22 years of age	122	2.3%	184	3.3%	-1.0 p.p.
De 23 a 27 years of age	814	15.5%	787	14.1%	1.4 p.p.
From 28 to 32 years of age	947	18.0%	948	17.0%	0.9 p.p.
From 33 to 37 years of age	835	15.9%	831	14.9%	1.0 p.p.
From 38 to 42 years of age	838	15.9%	949	17.0%	-1.1 p.p.
From 43 to 47 years of age	924	17.5%	1,091	19.6%	-2.1 p.p.
From 48 to 52 years of age	616	11.7%	639	11.5%	0.2 p.p.
From 53 to 57 years of age	150	2.8%	124	2.2%	0.6 p.p.
Above 58 years of age	19	0.4%	18	0.3%	0.1 p.p.

Total	5,265	100%	5,571	100%	-

Average age	37 years of age		37 years of age

Distribution by Time of Service

The reduction of staff was focused on two specific ranges: employees with up to two years of service and employees between 21 and 25 years of service at Brasil Telecom. On the other hand, the range of employees with time of service between three and five years expanded in relation to the distribution by 4.3 p.p.

Distribution by Time of Service

Time of Service	2003	%	2002	%	Relative Variation

Up to 2 years	1,443	27.4%	1,685	30.2%	-2.9 p.p.
From 3 to 5 years	919	17.5%	732	13.1%	4.3 p.p.
From 6 to 10 years	781	14.8%	817	14.7%	0.2 p.p.
From 11 to 15 years	365	6.9%	386	6.9%	0.1 p.p.
From 16 to 20 years	536	10.2%	543	9.7%	0.5 p.p.
From 21 to 25 years	741	14.1%	944	16.9%	-2.8 p.p.
From 26 to 30 years	437	8.3%	426	7.6%	0.7 p.p.
Above 31 years	43	0.8%	38	0.7%	0.1 p.p.

Total	5,265	100%	5,571	100%	-

Distribution by Gender

Brasil Telecom had 1,617 women employed in the Company, which represents 30.7% of the work team at the end of 2003. Of this total, 85 women occupied top positions, representing 16.9% of the total of leaders of the enterprise, against 15.2% in 2002 (51 women occupying managerial positions).

Distribution by Gender

Gender	2003	%	2002	%	Relative Variation

Male	3,648	69.3%	3,836	68.9%	0.3 p.p.
Female	1,617	30.7%	1,735	31.1%	-0.3 p.p.

Total	5,265	100%	5,571	100%	-

Distribution by Degree of Instruction

The following chart shows that 56% of the staff at Brasil Telecom had an undergraduate level in 2003, against 52% in the previous year.

Distribution by Degree of Instruction

Degree of Instruction	2003	%	2002	%	Relative Variation

Unconcluded Elementary and Middle School	31	0.6%	58	1.0%	-0.4 p.p.
Concluded Elementary and Middle School	39	0.7%	66	1.2%	-0.5 p.p.
Unconcluded High School	42	0.8%	62	1.1%	-0.3 p.p.
Concluded High School	1.391	26.4%	1,615	29.0%	2.6 p.p.
Unconcluded Undergraduate Degree	823	15.6%	869	15.6%	0.0 p.p.
Concluded Undergraduate Degree	2,269	43.1%	2,301	41.3%	1.8 p.p.
Specialization	598	11.4%	535	9.6%	1.8 p.p.
Graduate Degree (Master/Doctorate/Post-Doctorate)	72	1.4%	65	1.2%	0.2 p.p.

Total	5,265	100%	5,571	100%	-

People with Physical Disabilities and Rehabilitated People

Considering the actual and third party employees, Brasil Telecom ended the year of 2003 with 418 employees with disabilities and rehabilitated workers. Of this total, 118 are employees and the remainder work at the call centers and are hired by a partner company of Brasil Telecom.

Third Parties

The companies that provide services to Brasil Telecom, in the areas of the call center, maintenance and operation of the internal and external plants, sanitation, vigilance, corporate security and system maintenance, employed 23,207 workers at the end of 2003, against 23,329 the previous year.

DVA (Value-added statement)

The added value to be distributed by Brasil Telecom in 2003 totaled R$ 7,998.5 billion, surpassing by 12.9% the amount registered the previous year. The main changes in relation to the added value distribution can be summarized as follows:

  Increase of 5.8% in the portion referent to the government;
  Increase of 50.2% in the portion referent to the rentists, basically comprised of financial expenditures;
  Stability in the portion referent to wages;
  Reduction in the portion related to the shareholders, in light of the result of the period, which was influenced by the provision for contingencies and write-off of assets.

Value-added Statement ( Demonstração do Valor Adicionado – DVA)

R$ Million	2003		2002

(+) Revenue	10,904.3	136.3%	9,688.9	136.7%
Service Revenue
	11,077.4	138.5%	9,839.7	138.8%
Other Revenue
	244.7	3.1%	210.2	3.0%
Discounts, Provisions and Losses from Accounts Receivable
	417.7	-5.2%	(361.0)	-5.1%
(-) Input acquired from third parties	(3,302.5)	-41.3%	(2,917.9)	-41.2%
Materials
	(89.8)	-1.1%	(85.3)	-1.2%
Services
	(3,154.6)	-39.4%	(2,781.2)	-39.3%
Other Allocations for third parties
	(58.1)	-0.7%	(51.3)	-0.7%
(=) Value-added	7,601.8	95.0%	6,771.1	95.5%
Value-added from third parties (financial revenue, equity equivalence and received dividends)	396.7	5.0%	315.9	4.5%
(=)Value-added to be allocated	7,998.5	100.0%	7,086.9	100.0%
(=)Allocation of the Value-added	(7,998.5)	-100.0%	(7,086.9)	-100.0%
(+) Remuneration through the job (salaries, additions and benefits)
	(384.2)	-4.8%	(373.3)	-5.3%
(+) Voluntary Dismissal Program (PDI - Programa de Desligamento Incentivado )
	0	0.0%	(5.0)	-0.1%
(+) Government (taxes, contributions, fees and social security)
	(3,243.5)	-40.6%	(3,065.6)	-43.3%
(+) Rentists (interests, rentals, leases)
	(1,323.0)	-16.5%	(881.3)	-12.4%
(+)Shareholders (dividends/remaining profits)
	(229.0)	-2.9%	(554.3)	-7.8%
(+) Minority Interest
	92.1	1.2%	(39.4)	-0.6%
(+) Retained amounts (depreciation, amortization and retained earnings)
	(2,910.9)	-36.4%	(2,168.1)	-30.6%

Brasília, March 18, 2004.

The Board

BRASIL TELECOM PARTICIPAÇÕES S.A.

11.01 - NOTES TO THE FINANCIAL STATEMENTS

1. OPERATIONS

Brasil Telecom Participações S.A. was established in accordance with Article Nr. 189 of Law 9,472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S/A, which holds 53.59% of the Company’s voting capital and 20.18% of the total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, being its shares traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a pure holding company, indirectly carrying out operations through Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), which is controlled by the Company. Through the operator, it holds concessions to provide local and long-distance services in the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory.

The information referring to the quality and univeralization targets of the Switched Fixed Telecommunications Services - STFC adopted by its operator are available for interested parties on the web site of the Brazilian Telecommunications Agency, ANATEL, at the following address: www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. has two wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (“BrTI”), established in October 2001, engaged in the provision of internet services and related activities since 2002, when it entered into operation; and (ii) Brasil Telecom Celular S.A. (“BrT Celular”), established in December 2002 to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Subsidiary operates STFC. At the balance sheet date, BrT Celular was initiating its structuring process - pre-operating phase, and the beginning of its activities is forecasted for the first semester of 2004.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc (“NTI”). The latter, which was previously a minority investment, passed through a spin-off of its assets in the first trimester of 2003, becoming a subsidiary. NTP and NTI are engaged in holding interests in Internet Group (Cayman) Limited, which provides access to the Internet, which the sum of these investments represents a minority interest.

Completing the information on the companies where the Company exercises control indirectly, during the second quarter of 2003 Brasil Telecom Serviços de Internet S.A. invested, as a shareholder or quotaholder, and started to have the control of the following companies:

(i) Grupo BrT Cabos Submarinos (formerly Known as GlobeNet)

This group of companies operates through a system of submarine handles of fiber optics, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. The following companies comprised it:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): company acquired for the BrTI on June 11, 2003, as part of purchasing program of the Group GlobeNet, acquisition previously disclosed on November 19, 2002, through relevant fact.
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): company acquired for the BrTI on June 11, 2003, in which has the direct control and the full control in set with BrT CSH, being also a part of the purchasing program of the GlobeNet Group.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total share of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

(ii) Grupo iBest

BrTI has held, since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, as a result of several statutory acts in IHC and in its subsidiaries, BrTI started to control the Grupo iBest, which includes the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (IV) Freelance S.A.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, rules of the Brazilian Securities Commission - CVM and rules applicable to Switched Fixed Telecommunications Services concessionaires.

As the Company is registered with the Securities and Exchange Commission - SEC, it is subject to its rules, and should prepare financial statements and other information using criteria that comply with that entity’s requirements. To comply with these requirements and aiming to meet the market’s information needs, the Company adopts the practice of publish information simultaneously in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless stated otherwise. According to each situation, the notes to the financial statements presented information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated financial statements

The consolidation was prepared in accordance with CVM Instruction Nr. 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as income and expenses from intercompany transactions;
  Elimination of the balances of the investment accounts and corresponding interests in capital, reserves and retained earnings between the consolidated companies;
  Segregation of the portions of shareholders’ equity and income of minority shareholders, presented in specific items.

The reconciliation between parent Company and Consolidated net income and Shareholders’ Equity are presented as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	2003	2002	2003	2002
PARENT COMPANY	144,166	443,441	6,148,387	6,240,100
Records made in the Subsidiary’s Shareholders’ Equity:
Donations and Other	(2,520)	(4,173)	-	-
Interest capitalized in Subsidiary	3,493	3,713	(11,060)	(14,553)
CONSOLIDATED	145,139	442,981	6,137,327	6,225,547

In addition, the Company presents the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC Nr. 20 of Brazilian Institute of Accountants (“ IBRACON”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refers to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criteria adopted for making the provision for doubtful accounts take into account the calculation of the actual percentage losses incurred on each range of maturity for accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts not yet due and the unbilled portion, thus comprising the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average cost of acquisition, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and non current assets, in other assets, which breakdown is shown in Note 23. For the obsolete items is recorded a provision for losses.

d. Investments: Investments in subsidiaries were valued by the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and timing forecasted over a period of not more than ten years. Other investments are recorded at acquisition cost, less a provision for losses, when applicable. The investments derived from income tax incentives are recognized at the date of the investment, and result in shares of companies with tax incentives or quotas investment funds. In the period between the investment date and receipt of shares or quotas, they are classified in the Noncurrent assets. The Company adopts the criteria of using the maximum percentage of tax allocation. These investments are carried at cost or market prices and periodically valued and, when the latter is lower, provision for losses is recorded.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges related to loans assets used to finance constructions in progress are capitalized.

Costs incurred that represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair costs are charged to income, on an accrual basis.

Depreciation is calculated using the straight-line method. The depreciation rates used are based on the expected useful lives of the assets and in accordance with the rules of the Public Telecommunications Service. The main rates used are set forth in Note 25.

f. Deferred charges: Segregated between deferred charges on amortization and on formation. Their breakdown is shown in Note 26. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are recognized on the accrual basis. The taxes levied on temporary differences, tax losses and the negative social contribution basis are recorded under assets or liabilities, as applicable, on the assumption of realization or future, within the parameters established in CVM Instruction Nr. 371/02.

h. Loans and Financing: Updated monetarily by the exchange variations and interest incurred up to the balance sheet date. Equal restatement is applied to the guarantee contracts hedging the debt.

i. Provision for Contingencies: Recognized based on the risk assessment and quantified on economic grounds and on legal counselors’ opinions on the lawsuits and other contingency factors known at the balance sheet date. The bases and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are recognized on accrual basis. Local calls are charged based on time measured according to the legislation in force. Revenues from sales of payphone cards-prepaid services are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on accrual basis, considering their relationship with the realization of income. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after their due date, and gains on investments and hedges, when incurred. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in financial expenses and for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as a deduction of the retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the start-up of operations.

n. Benefits for Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and recognized on an accrual basis. As of December 31, 2001, in compliance with CVM Instruction Nr. 371/00, the Company recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations determine the need for adjustments to the provision, these are recognized in the profit and loss accounts, in accordance with the cited CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and Management Profit Sharing: The Company recognized provisions for employee and directors profit sharing on the accrual basis, and the calculation of the amount, which is paid in the year after recognition of the provision takes into consideration the program of targets established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A, Nova Tarrafa Participações Ltda and Nova Tarrafa Participações INC.

Operations between the Company related parties are carried out under normal market prices and conditions. The main transactions are as follow:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: in 2003, the subsidiary credited to the Company interest on Shareholders’ Equity an amount of R$162,425 (R$213,367 in 2002). The balance of this asset Withholding Tax (IRRF) is R$138,062 (R$181,362 at December 31, 2002).

Loans with Subsidiary: The asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 89,653 (R$ 120,081 in 2002). The financial loss recognized as profit and loss account for 2003, decurrent of the decrease of quotation of the US dollar, was R$18,965 (R$44,591 in financial income in 2002).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, which are not convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. The Company acquired all these debentures. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of the Interbank deposits certificate “CDI”, received semiannually. The balance of this asset as of December 31, 2003 is R$1,408,190 (R$1,405,228 in December 31, 2002) and yield recognized in profit and loss account for 2003 represented R$286,911 (R$236,356 in 2002).

Revenues, Expenses and Accounts Receivable and Payable: Arising from transactions related to the use of installations and logistic support. As of December 31, 2003, the balance receivable is R$157 (R$663 payable at December 31, 2002) and the amounts booked against the profit and loss accounts in 2003 represents R$2,301 (R$2,352 in 2002) of Operating Expenses and R$256 in 2002 of Operating revenue.

Advance for Future Capital Increase - AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY CONSOLIDATED
INVESTOR	AFAC INVESTEE	2003	2002	2003	2002
	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	14	-	-	-
	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicações S.A.	-	-	6,965	1,809
TOTAL		14	-	6,695	1,809

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to the market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. As a result, the estimates presented may not necessarily indicate the amounts that may be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments, the value of which approximates fair value and risk assessment is not significant, are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks, the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors that can affect the Company’s business are the following:

a. Credit Risk

Most services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2003, the Company’s default was 2.69% of gross revenue (2.67% in 2002). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting off access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has loans and financing contracted in foreign currency, these receivables arise from possible exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY CONSOLIDATED
	Book Value		Book Value
	2003	2002	2003	2002
ASSETS
Loan agreements with subsidiary	89,653	120,081	-	-
Loans and financing	125,044	148,858	125,044	148,858
TOTAL	214,697	268,939	125,044	148,858
NONCURRENT ASSETS	214,697	268,939	125,044	148,858

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the values booked.

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities. Loans subject to this risk represent approximately 3.9% of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 30% of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2003, consolidated net losses totaled R$83,188 (net gains of R$28,874 in 2002).

Net exposure, as per book and market values, at the risk of the exchange rate prevailing at the balance sheet date, is as follows:

PARENT COMPANY
	2003		2002
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	514	469	898	560
TOTAL	514	469	898	560
CURRENT	91	83	173	108
LONG-TERM	423	386	725	452

CONSOLIDATED
	2003		2002
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	146,645	140,413	243,964	228,768
Hedge contracts	9,809	(8,158)	(28,514)	(28,838)
TOTAL	156,454	132,255	215,450	199,930
CURRENT	43,384	26,494	46,472	40,585
LONG-TERM	113,070	105,761	168,978	159,345

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, utilizing the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The asset of the Company is linked with the fully subscription of private debentures issued by subsidiary Brasil Telecom S.A.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2003	2002	2003	2002
ASSETS
Debentures linked to CDI	1,408,190	1,405,228	-	-
Loans linked to CDI, Col. 27 (FGV) and IGP-DI	-	-	9,959	13,349
TOTAL	1,408,190	1,405,228	9,959	13,349
CURRENT	-	-	2,446	6,795
NONCURRENT ASSETS	1,408,190	1,405,228	7,513	6,554

The values booked are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 92.3% (91.1% in 2002) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A has loans and financing contracted in local currency subject to interest rates linked to: TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGPM. The risk inherent in these liabilities arises from possible variations in these rates. The subsidiary has contracted derivative contracts to hedge for 79% (75% at December 31, 2002) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect, the subsidiary against the risk of volatility of these rates.

In addition to the loans and financing, the subsidiary issued non-convertible private and public debentures. These liabilities were contracted at interest rates indexed to the CDI and the risk with this liability is due to a possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2003	2002	2003	2002
LIABILITIES
Loans - TJLP (including Debentures)	651,492	618,772	2,417,518	2,693,835
Loans - UMBNDES	-	-	209,011	307,413
Hedge on loans indexed to UMBNDES	-	44,895	9,176
CDI	-	-	919,947	924,617
Loans - IGPM	-	-	21,739	25,647
Other loans	-	-	20,438	29
TOTAL	651,492	618,772	3,633,548	3,960,717
CURRENT	213,899	24,879	1,653,574	545,402
LONG-TERM	437,593	593,893	1,979,974	3,415,315

Book values are equivalent to market values because the current contractual conditions for these type of financial instruments are similar to those in which they originated. In the case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$5,770.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not correlated to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the subsidiary’s debts. Consequently, a risk arises from this lack of correlation.

e. Contingency Risks

Contingency risks are assessed, as probable possible or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments valued by the equity method and stated at cost of acquisition. The Brasil Telecom S.A., the Nova Tarrafa Participações Ltda., and the Nova Tarrafa Inc. are controlled corporations, whose investments are valued using the equity in subsidiaries.

Investments in Nova Tarrafa Participações Ltda. valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	2003		2002
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,470,460	5,655,364	4,661,465	4,089,755
Equity in subsidiaries	4,458,227	5,643,131	4,645,533	4,073,823
Listed in Stock Exchange Not Listed in Stock Exchange	4,418,315 39,912	5,603,219 39,912	4,608,510 37,023	4,036,800 37,023
Other investments	12,233	12,233	15,932	15,932

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed federal securities, future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and investment fund in foreign currency, with no credit risks in such operations. The Company has financial investments in the amount of R$490,538 (R$173,086 as of December 31, 2002). Income earned to the balance sheet date is recorded in financial income and amounts to R$76,884 (R$32,053 in 2002). In the consolidated financial statements the amounts is as follows: temporary cash investments in the amount of R$1,805,634 (R$1,533,317 as of December 31, 2002) and income earned in the amount of R$ 227,960 (R$114,982 in 2002).

h. Risk of Anticipated Settlement of Loans and Financing

Some of the loans and financing contracts signed by the Subsidiary Brasil Telecom S.A. with its creditors contain covenants that stipulate the advance payment of them in cases where minimum values for certain indicators are not achieved, such as indebtedness, liquidity, cash generation and others. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Subsidiary.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

a. Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related to retirement for its employees and assisted members and, in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT) originating from the former CRT, a company merged by the Company on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, when applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, the Company adopts immediate recognition of the actuarial gains and losses. Full liabilities are booked for the plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling Nr. 371/00 were adopted. In cases that shown positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, and exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were PBS-TCS, PBT-BrT, Convênio de Administração BrT and Termo de Relação Contratual Atípica, with the conditions established in the original plans being maintained. As from March 2003, no new adhesions to this plan were permitted. TCSPREV currently attends around 74% of the staff.

PBS-A (Defined Benefit)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001, and beneficiaries of the plans of definite benefits PBS's of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor's liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked to the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant's salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor's contribution in 2003 was 12% of the payroll of the participants, whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on age on entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2003, contributions by the sponsor to the TCSPREV group represented on average 7.31% of the payroll of the participants in the plan. For the employees linked to the plan this average was 6.58%.

PBS-A
Contributions may occur in case of accumulated deficit. At December 31, 2003, the plan recorded a surplus.

PAMA
This plan is funded with contributions of 1.5% of the payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES EMPLOYEES’ FOUNDATION - FCRT

The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
A defined contribution and settled benefits plan, introduced in October 2002, to provide supplementary social security benefits in addition to those of the official social security system, that initially only took care of the employees linked to the Rio Grande do Sul Branch. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wanted to participate in the sponsored complementary social security plans. BrTPREV attends around 22% of the employee staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined benefits plans to provide supplementary social security benefits in addition to those of the official social security system, now closed to the entry of new participants.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, with the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2003, contributions by the sponsor represented on average 6.79% of the payroll of the participants in the plan whilst the average employee contribution was 5.87%.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in 2003 was an average of 5.43% of the payroll of the participants in the plan, who contributed at variable rates according to the age, time of service and salary, with the average rate in 2003 being 5.18%. In Alternativo - Brazil Telecom, the participants also pay an entrance fee, depending on age when joining the plan.

The technical reserve corresponding to the current value of the sponsor's supplementary contribution, due to the actuarial deficiency of the plans managed by FCRT, must be amortized within the maximum established period of 20 years as from January 2002, in accordance with Circular 66/SPC/GAB/COA of the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years still remain for complete settlement.

Status of the Aforementioned Plans (SISTEL and FCRT), based on CVM Resolution Nr. 371/00

The data for the sponsored private pension plans that have definite benefit liabilities are presented below. The plans are evaluated actuarially at the balance sheet date:

FCRT - BrTPREV		SISTEL - TCSPREV
2003	2002	2003	2002

CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with benefits granted	891,269	772,989	145,934	154,657
Actuarial liabilities with benefits to be granted	99,483	149,161	273,001	349,072
(-) Payments of defined contributions	-	-	(137,132)	-
(=) Total present value of actuarial liabilities	990,752	922,150	281,803	503,729
Fair value of plan assets	(486,348)	(420,310)	(573,834)	(503,729)
(-) Payments of defined contributions	-	-	137,132	-
Fair value of plan assets	(486,348)	(420,310)	(436,702)	(503,729)
(=) Net Actuarial Liability/(Asset)	504,404	501,840	(154,899)	-

CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)
Present value of actuarial liability - beginning of period(1)	922,150	958,877	503,729	491,091
Cost of interest(1)	163,035	14,210	84,790	-
Current service cost	6,502	12,717	33,827	30,752
Current service cost of the sponsor(1)	6,502	3,090	33,827	16,247
Current service cost of the participants	-	9,627	-	14,505
Net benefits paid(1)	(125,634)	(142,003)	(38,629)	(45,399)
Administrative cost of the plan	-	(5,029)	-	(5,386)
Actuarial (gain) or loss on actuarial liability	24,699	83,378	(164,782)	32,671
Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	(137,132)	-
Present value of actuarial liability – end of period	990,752	922,150	281,803	503,729
Fair value of plan assets at the beginning of the period(1)	420,310	468,133	503,729	491,091
Expected income from plan assets	98,832	-	80,457	-
Regular contributions received by the plan	2,380	13,412	28,277	30,490
Sponsor(1)	149	3,785	13,935	15,985
Participants(1)	2,231	9,627	14,342	14,505
Amortization contributions received from the sponsor	90,460	14,210	-	-
Other funds collected	-	1,125	-	-
Payment of benefits(1)	(125,634)	(142,003)	(38,629)	(45,399)
Administrative expenses of the plan	-	(6,154)	-	(5,124)
Actuarial gains (losses) on plan assets	-	71,587	-	32,671
Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	(137,132)	-
Fair value of plan assets at the end of the period	486,348	420,310	436,702	503,729
(=) Value of the Net Actuarial Liabilities/(Assets) (2)	504,404	501,840	(154,899)	-
(1)

TCSPREV Plan: included defined benefit and defined contribution payments 2003, and for 2002 the information of this plan included defined benefit and defined contribution payments for all the values, including the balances at the end of the exercise.

(2)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF RESULTS OF BRASIL TELECOM
Current service cost	6,353	12,717	33,827	30,752
Contributions from participants	(2,231)	(9,627)	(14,342)	(14,505)
Cost of interest	163,035	14,210	-	-
Income from plan assets	(98,832)	-	-	-
Actuarial losses (gains) recognized	24,699	11,791	-	-
Total expense recognized	93,024	29,091	19,485	16,247
MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%		6%
Total income expected from plan assets	16.18%	17.68%	11.83%	17.68%
Estimated index for salary increase	2%	-	2%	N/A
Mortality table	UP84		UP84 + 1	ATM 2000 M
Disability table	Álvaro Vindas		Mercer Disability	Álvaro Vindas
Mortality rate of disabled	IAPB-57		IAPB-57	IAPB-57
Turnover	-	-	0.15/(t. de serv. +1, se ‹ 50 years)	N/A
Retirement age	60 years		60 years
Inflation rate	9.60%	11.02%	5.00%	11.02%
N/A: Not Applicable

Supplementary information - 2003
a)	The assets of the plans cited above are the position on November 30, 2003. With reference to BrTPREV the assets were projected for December 31, 2003.
b)	The data used are from September 30, 2003 and October 31, 2003 for TCSPREV and BrTPREV, respectively. Such data were projected for December 31, 2003, for both the plans.

SISTEL - PBS-A		SISTEL - PAMEC
2003	2002	2003	2002

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits	514,254	430,459	2,651	844
Actuarial liabilities with benefits to grant	-	-	27	-
(=) Present value of actuarial liabilities	514,254	430,459	2,678	844
Fair value of plan assets	(614,450)	(542,744)	(992)	(844)
(=) Net actuarial liability/(asset)	(100,196)	(112,285)	1,686	-

CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability - beginning of period	430,459	412,664	844	710
Cost of interest	46,683	44,826	147	43
Current service cost	-	-	1	-
Current service cost of sponsor	-	-	1	-
Net benefits paid	(40,283)	(36,731)	(5)	(26)
Administrative cost of plan	-	-	-	(2)
Actuarial (gain) or loss on actuarial liability	77,395	9,700	1,691	119
Present value of actuarial liability – end of period	514,254	430,459	2,678	844
Fair value of plan assets at the beginning of the period(1)	542,744	472,118	844	710
Income from plan assets	111,989	107,357	153	43
Payment of benefits	(40,283)	(36,731)	(5)	(26)
Administrative expenses of the plan	-	-	-	(2)
Actuarial gains (losses) on plan assets	-	-	-	119
Fair value of plan assets at the end of the period	614,450	542,744	992	844

(=) Value of the Net Actuarial Liabilities/(Assets) (2)	(100,196)	(112,285)	1,686	-
(2)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENT OF RESULTS OF BRASIL TELECOM
Constitution of the actuarial liabilities	-	-	1,686	-
Total expense recognized	-	-	1,686	-

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%		6%
Total income expected from plan assets	11.30%	14.45%	11.30%	17.68%
Estimated index for increase in benefits	5.00%	5.00%	5.00%	-
Mortality table	UP84 + 1	UP84	UP84+1	EB7/75
Disability table	N/A		Mercer Disability	Álvaro Vindas
Mortality rate of disabled	N/A		IAPB-57	Exp. Ex. CAP
Starting age for benefits	N/A		100% on retirement
Inflation rate	5.00%	5.00%	5.00%	11.02%
N/A: Not Applicable

Supplementary information - 2003
a)	The assets of the plans are the position for November 30, 2003.
b)	The data used are for September 30, 2003, projected for December 31, 2003.

b. Stock Option Plan for Officers and Employees

The Extraordinary Shareholders' Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance goals of the Company established by the Supervisory Board for a five-year period. Up to December 31, 2003, no stock had been granted.

Program B

The management committee, based on the market price of 1000 shares at the date of the grant, establishes the price for exercising the option, which will be monetary restated by the IGP-M between the date of signing the contracts and the date of payment.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	31/12/08	19/12/05	31/12/10
33%	01/01/05	31/12/08	19/12/06	31/12/10
34%	01/01/06	31/12/08	19/12/07	31/12/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related to the general plan to grant stock options is summarized below:

	2003		2002
	Preferred stock options (thousand)	Annual average price R$	Preferred stock options (thousand)	Annual average price R$
Balance as of 12/31/2002	622,364	11.34	-	-
Granted	308,033	12.48	622,364	11.34
Lapsed options	(22,928)	11.34	-	-
Balance as of 12/31/2003	907,469	11.73	622,364	11.34

There has been no grant of options for purchase of stocks exercised until the balance sheet date and the representativeness of the balance of the options before the total outstanding stocks is 0.17% (0.12% in 2002).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$ 829 (R$ 35 in 2002).

c. Other Benefits for Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident benefit, sickness benefit, transport allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (Group) periodically performs an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, according to the circumstances, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable,. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Brasil Telecom (group) counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases.

Classification by Risk Level

Contingencies with Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	2003	2003	2002
LABOR	-	424,097	316,334
TAX	-	65,970	11,905
CIVIL	233	208,911	60,985
TOTAL	233	698,978	389,224
CURRENT	-	48,509	3,232
NONCURRENT	233	650,469	385,992

Labor

There was a increase in labor contingences in 2003 of R$107,760. The composition of this increase arises, mainly, from monetary restatement in the amount of R$42,424 and from the revaluation of the cases, especially in the Rio Grande do Sul Branch (former CRT) a branch of Subsidiary Brasil Telecom S.A., whose main objects refer to additional remuneration for hazardous activities and salary readjustments resulting from collective agreements, in a total amount of R$71,000. Moreover, there were reversals of provisions, favorable to the subsidiary, in the amount of R$13,116.

The main objects that affect the provisions for labor claims are the following:

(i) Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career plan - related to the request for application of the career and salaries plan for employees of the Subsidiary Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv) Joint Responsibility - related to the request to ascribe responsibility to the Subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

Tax

During 2003 there was an increase of R$54,065 for consolidated due, mainly, to notifications related to the collection of the education allowance, differential in rate of ICMS in interstate acquisitions, incorrect compensation of tax losses, non-collection of social security and CPMF taxes, in the amount of R$42,019. Also the provision for lawyer success fees and monetary updating contributed for the increase recorded in 2003, in a total amount of R$15,533. Due to revaluations of the cases during the year the total of R$15,701 was reversed from the provision.

The main lawsuits provided for are as follows:

(i) Social security - Related to the non-collection of social security education allowance;

(ii) Federal Revenue Department - Incorrect compensation of tax losses;

(iii) State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv) CPMF - Non-collection of the contribution on financial activities.

Civil

The increase in 2003 in the amount of R$147,926 for consolidated is represented, mainly, by the increase of R$157,000 related to civil lawsuits of the former CRT, merged by the Company, monetary restatement in the amount of R$11,583 and reductions of R$24,282, related to write-offs due to revaluations.

The lawsuits provided are the following:

(i) Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the Subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - The position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii) Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	2003	2003	2002
LABOR	-	625,266	440,798
TAX	-	863,967	570,460
CIVIL	105	740,640	253,771
TOTAL	105	2,229,873	1,265,029

Labor

The increase in labor contingencies in 2003, of R$184,468 is attributed, mainly, to monetary restatements in the amount of R$86,941 and for the filing of new lawsuits in the amount of R$158,787, and pointing out that there were revaluations which had resulted in a reduction of R$75,039.

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, the following demands also contribute to the aforementioned amount:

(i) Petition for remunerative consideration for hours of works supposedly exceeding the normal working hours agreed upon between the parties; and

(ii) Petition for application of a regulation that stipulated the payment of a percentage on the Company’s profits of Subsidiary Brasil Telecom S.A., attributed to the Santa Catarina Branch.

Tax

The increase occurring in 2003 of R$293,507 refers, mainly, to the following amounts and respective objects: R$209,445 related to ISS not collected and/or under-collected, R$107,666 related to an interstate differential rate of ICMS, R$45,364 related to ICMS on the international calls, R$19,265 related to immunity from COFINS, R$9,851 related to social security contribution and workers’ compensation insurance, R$9,618 related to income tax at source on hedge and swap operations, and also taking into consideration R$18,721 related to success fees. It should be mentioned that the monetary restatement totaled R$107,841 and there were reductions for reevaluation or reversion favorable to the Subsidiary Brasil Telecom S.A. in the amount of R$249,066.

The main lawsuits considered as possible loss are presented as follows:

(i) ICMS - On international calls;

(ii) ICMS - Differential of rate in interstate acquisitions;

(iii) ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv) ISS (service Tax) - Not collected and/or under-collected;

(v) Income and Social Contribution Taxes (IRPJ and CSLL) - Monetary variation on credits overpaid in 1997 and 1998;

(vi) INSS (Social Security Contribution) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii) COFINS - REPASS; and

(viii) Withholding Tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase for consolidated occurring in 2003 was R$486,869 and is represented, mainly, by an increase of R$398,830 related to shares originating in a capitalization process where a larger number of shares in the capital is demanded in relation to that which was issued, as well as corresponding dividends claimed. The increase also is composed of monetary restatements in the amount of R$59,851.

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii) Lawsuits of a consumerist nature;

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv) Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with Remote Risk

In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$28,181 for the Company and R$1,294,159 (R$717,097 in 2002) for Consolidation.

Letters of Guarantee

The Subsidiary Brasil Telecom S.A. has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$124,947. Most of these contracts, representing 84%, have a stated period for termination during 2004 and the remainder is for an indeterminated period of time. The remuneration for these contracts varies between 0.74% p.a and 2.00% p.a..

The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 22.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital through decisions of the Board of Directors up to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior to it by reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be made effected without changing the number of shares.

The capital is represented by common and preferred shares, with no par value, and the maintenance of proportion between the shares in the case of capital increases, is not mandatory.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issuance of shares, subscription bonuses or debentures convertible into shares in the cases described article 172 of the Corporation Law.

The preferred shares do not have voting rights, except in the cases specified from the 1st to 3rd paragraphs of article 12 of the bylaws, but are assured priority in receiving the minimum, non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,544,432 (R$2,257,611 as of December 31, 2002) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	2003	2002	2003	2002	2003	2002
Common	134,031,688	132,355,516	1,480,800	692,000	132,550,888	131,663,516
Preferred	222,670,188	219,863,511	-	-	222,670,188	219,863,511
TOTAL	356,701,876	352,219,027	1,480,800	692,000	355,221.076	351,527,027

	2003	2002
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.31	17.75

b. Treasury stock

In the determination of the calculation of the book value per thousand of shares the shares held in treasury are maintained, which are originated from the following repurchasing program:

Stock Repurchase Program - Relevant Facts on October 1, 2002, December 27, 2002 and August 5, 2003

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was three months as from to count of the date defined and published in the relevant facts for the programs published in 2002, and for the program published in 2003 the period for acquisition is 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 6,220,118,438 and 22,267,018,788 for each class of shares, respectively. To reach this limit, the Company could acquire the quantity of 4,739,318,438 common shares and the total limit authorized for repurchase of the preferred shares.

The movement of shares held in treasury was the following:

	2003		2002
	Common shares (in thousand)	Value	Common shares (in thousand)	Value
Balance at the beginning of the year	692,000	9,175	-	-
Number of shares acquired	788,800	11,671	692,000	9,175
Balance at the end of the year	1,480,800	20,846	692,000	9,175

Unit cost of repurchase of shares (R$)	2003	2002
Average	14.08	13.25
Minimum	12.40	12.40
Maximum	17.00	13.75

The unit cost in the acquisition considers the total for the programs for repurchase of shares.

Up to the balance sheet date there was no disposal of common shares acquired.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

	2003	2002
Number of preferred shares held in treasury (in thousands)	1,480,800	692,000
Quotation per lot of one thousand shares in BOVESPA (R$)	18.25	13.80
Market Value	27,025	9,550

The Company presents balance of treasury shares in column detached in statements of changes in Shareholders' Equity. In case of deduction of this account that gave rise to the resources for acquisition, the balance account of retained earnings would be thus presented:

	2003	2002
BALANCE PRESENTED IN THE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	2,365,740	2,623,828
STOCKS HELD IN TREASURY	(20,846)	(9,175)
BALANCE, NET OF SHARES HELD IN TREASURY	2,344,894	2,614,653

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

Other Capital Reserves: recorded by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/1, the income recorded under the unearned income reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unearned income reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, which is the case of unrealized profit reserve registered in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recognitions of prior year adjustments, when applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with the Company bylaws.

Mandatory Minimum Dividends calculated in accordance with article 202 of Law 6,404/76

	2003	2002
NET INCOME FOR THE YEAR	144,166	443,441
PLUS
REALIZATION OF UNREALIZED PROFIT RESERVE	627,753	353,659
LESS
ALLOCATION TO LEGAL RESERVE	(7,208)	(22,172)
ADJUSTED NET INCOME	764,711	774,928
25% OF ADJUSTED NET INCOME	191,178	193,732

Priority Dividends and Dividends for Common Shares in identical conditions

The calculation of dividends, based on 3% on shareholders’ equity balance, resulted in amounts as follows:

ACCRUED DIVIDENDS	3% OF SHAREHOLDERS’ EQUITY
	2003	2002
COMMON	71,338	72,562
PREFERRED	119,840	121,170
TOTAL	191,178	193,732
EARNINGS PER THOUSAND SHARES (IN REAIS)
COMMON	0.538194	0.551115
PREFERRED	0.538194	0.551115

Interest on Shareholders’ Equity Credited - JSCP

The Company credited Interest on Shareholders’ Equity to its shareholders according to the stock position on the date of each credit made during the financial year. The Interest on Shareholders’ Equity credited was allocated to dividends, net of income tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders’ meeting.

	2003	2002
INTEREST ON SHAREHOLDERS’ EQUITY - JSCP - CREDITED	220,200	159,300
COMMON STOCK	82,270	59,884
PREFERRED STOCK	137,930	99,416
WITHHOLDING TAX (IRRF)	(33,030)	(23,895)
JSCP NET	187,170	135,405

Allocation of Interest on Shareholders’ Equity to the Compulsory Dividend calculated in accordance with Art. 202

	2003	2002
MINIMUM COMPULSORY DIVIDEND (ART. 202 OF LAW 6404/76)	191,178	193,732
LESS
INTEREST ON SHAREHOLDERS’ EQUITY, NET OF WITHHOLDING TAX	(187,170)	(135,405)
COMPLEMENTARY DIVIDEND TO INTEREST ON SHAREHOLDERS’ EQUITY	4,008	58,327

f. Remaining Balance of Net Income

The remaining balance of the net income of 2002, adjusted in the terms of art. 202 of the Law 6,404/76, in the amount of R$557,301, composes the balance of the retained earnings account and contributed to finance the Subsidiary Brasil Telecom S.A., to satisfy its obligations established in the concession contracts.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	2003	2002
LOCAL SERVICE	6,505,289	5,912,818
Activation fees	35,540	32,639
Basic subscription	2,867,244	2,656,631
Measured service charges	1,427,182	1,314,781
Fixed to mobile calls - VC1	2,062,828	1,791,763
Rent	2,228	5,217
Other	110,267	111,787
LONG DISTANCE SERVICES	1,923,656	1,748,784
Inter-Sectorial Fixed	1,088,310	1,028,975
Intra-Regional Fixed (Inter-Sectorial)	361,659	334,081
Fixed to mobile calls - VC2 and VC3	473,125	385,134
International	562	594
INTERCONNECTION (TARIFFS ON USE OF THE NETWORK)	835,311	785,805
Fixed-Fixed	607,116	607,106
Mobile-Fixed	228,195	178,699
LEASE OF MEANS	215,510	235,503
PUBLIC TELEPHONE	394,525	341,766
DATA TRANSMISSION	764,059	504,979
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	348,177	278,761
OTHER MAIN BUSINESS ACTIVITIES	63,670	6,385
OTHER	27,184	24,879
GROSS OPERATING REVENUE	11,077,381	9,839,680
TAXES ON GROSS REVENUE	(3,042,487)	(2,670,871)
OTHER DEDUCTIONS FROM GROSS REVENUE	(119,700)	(97,441)
NET OPERATING REVENUE	7,915,194	7,071,368

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

CONSOLIDATED
	2003	2002
PERSONNEL	(129,404)	(144,581)
MATERIALS	(84,262)	(78,760)
THIRD-PARTY SERVICES	(598,344)	(531,387)
INTERCONNECTION	(1,772,110)	(1,526,452)
RENT, LEASING AND INSURANCE	(322,846)	(219,734)
CONNECTION MEANS	(12,244)	(13,175)
FISTEL	(13,951)	(11,230)
DEPRECIATION AND AMORTIZATION	(1,910,939)	(1,912,492)
OTHER	(3,981)	(3,529)
TOTAL	(4,848,081)	(4,441,340)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	2003	2002
PERSONNEL	(140,010)	(109,949)
MATERIALS	(1,959)	(2,050)
THIRD-PARTY SERVICES	(369,868)	(368,906)
RENT, LEASING AND INSURANCE	(4,414)	(12,689)
PROVISION FOR DOUBTFUL ACCOUNTS	(29,255)	(10,203)
LOSSES ON ACCOUNTS RECEIVABLE	(268,786)	(253,313)
DEPRECIATION AND AMORTIZATION	(5,322)	(4,336)
OTHER	(323)	(307)
TOTAL	(819,937)	(761,753)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

	PARENT COMPANY		CONSOLIDATED
	2003	2002	2003	2002
PERSONNEL	(2,436)	(4,397)	(155,763)	(140,218)
MATERIALS	(77)	(64)	(3,562)	(4,539)
THIRD-PARTY SERVICES	(10,444)	(17,165)	(414,302)	(354,509)
RENT, LEASING AND INSURANCE	(2,917)	(1,810)	(67,282)	(65,061)
DEPRECIATION AND AMORTIZATION	(2,597)	(2,758)	(162,822)	(83,299)
OTHER	(15)	(12)	(697)	(1,298)
TOTAL	(18,486)	(26,206)	(804,428)	(648,924)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
TECHNICAL AND ADMINISTRATIVE SERVICES	1,108	2,193	40,805	35,564
INFRASTRUCTURE RENT--OTHER TELECOM COMPANIES	-	-	44,033	36,146
FINES	(4)	(2)	77,734	67,889
RECOVERED TAXES AND EXPENSES	-	524	36,849	27,817
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	-	17,936	24,255
PRESCRIBED DIVIDENDS	7,595	3,094	18,139	9,562
DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	1	-	145	2,133
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	-	-	(1,167)	2,982
PERSONNEL DISMISSAL PROGRAM	-	-	-	(3,295)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(578)	(691)	(32,461)	(23,190)
DONATIONS AND SPONSORSHIPS	(58)	(50)	(21,198)	(26,707)
CONTINGENCIES – PROVISION(1)	(234)	-	(359,947)	(29,159)
PROVISION OF ACTUARIAL LIABILITIES OF PENSION FUND	-	-	(8,434)	-
REVERSAL OF OTHER PROVISIONS	19	950	(2,970)	10,780
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(1,878)	(1,878)	(2,509)	(1,878)
COMPENSATION FOR TELEPHONE SERVICES	-	-	(805)	(308)
LABOR SEVERANCE PAYMENTS	-	-	(400)	(667)
COURT COSTS	-	-	(1,891)	(1,981)
WRITE-OFF OF AMOUNTS FOR LEASE OF MEANS	-	-	(3,293)	(6,727)
OTHER EXPENSES	(1)	1,265	(11,873)	(2,035)
TOTAL	5,970	5,405	(211,307)	121,181
(1)	The contingences are shown in Note 7.

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
FINANCIAL INCOME	405,128	387,158	395,784	313,752
LOCAL CURRENCY	400,071	288,225	341,162	228,571
ON RIGHTS IN FOREIGN CURRENCY	5,057	98,933	54,622	85,181
FINANCIAL EXPENSES	(391,795)	(264,764)	(1,309,919)	(914795)
LOCAL CURRENCY	(94,086)	(102,716)	(841,108)	(541,895)
ON LIABILITIES IN FOREIGN CURRENCY	(77,509)	(2,748)	(164,836)	(102,317)
INTEREST ON SHAREHOLDERS’ EQUITY	(220,200)	(159,300)	(303,975)	(270,583)
TOTAL	13,333	122,394	(914,135)	(601,043)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
AMORTIZATION OF SPECIAL GOODWILL ON MERGER (INSTR. CVM 319/99)	(211,052)	(211,052)	(400,379)	(400,379)
REVERSION OF THE PROVISION FOR MAINTENANCE OF THE INTEGRITY OF THE SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	211,052	211,052	400,379	400,379
AMORTIZATION OF GOODWILL ON MERGER	-	-	(124,015)	(124,015)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES		-	(47,848)	(15,794)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(120)	(438)	(298,678)	(3,513)
INVESTMENT GAINS (LOSSES)	(4,253)	(4,970)	(4,253)	(4,970)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(16)	(11)	(911)	(2,765)
OTHER NONOPERATING INCOME (EXPENSES)	-	-	2,271	6,928
TOTAL	(4,389)	(5,419)	(473,434)	(144,129)

The consolidated result from the write-off of permanent asset includes the adjustments recognized as a result of the physical inventory made especially in the Rio Grande do Sul branch, formerly CRT, a company that was merged at the end of 2000. The amount as written off was R$ 263,188, attributed to assets related to telephonic cables, poles, installation of subscribers and analogical switching equipment. For items of fixed assets whose inventory was not concluded, the Company estimated and recorded a provision for losses in the amount of R$ 57,032.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INCOME BEFORE TAXES AND AFTER EMPLOYEE AND MANAGEMENT PROFIT SHARING	(21,174)	390,585	(168,548)	544,780
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	1,906	(35,153)	15,169	(49,030)
PERMANENT ADDITIONS	(16,705)	(490)	(15,372)	(12,423)
PERMANENT EXCLUSIONS	338	7,449	802	1,129
EQUITY/GAIN ON INVESTMENTS	327	7,169	-	-
COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS. COST	11	278	727	1,053
OTHER	-	2	75	76
RATE ADJUSTMENT (9% TO 8%) ON DEFERRED AMOUNTS	-	(561)	-	7,236
OTHER	-	-	1,318	220
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	(14,461)	(28,755)	1,917	(52,868)
INCOME TAX EXPENSE (10%+15%=25%)	5,293	(97,646)	42,137	(136,195)
PERMANENT ADDITIONS	(46,654)	(759)	(49,756)	(38,914)
PERMANENT EXCLUSIONS	962	20,716	2,181	4,190
EQUITY/GAIN ON INVESTMENTS	908	19,914	-	-
COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS. COST	30	774	2,021	2,924
OTHER	24	28	160	1,266
TAX INCENTIVES	-	-	965	2,680
OTHER	-	-	3,913	(579)
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	(40,399)	(77,689)	(560)	(168,818)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSES IN THE STATEMENT OF INCOME	(54,860)	(106,444)	1,357	(221,686)

17. OFFICERS AND EMPLOYEES PARTICIPATION

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
EMPRLOYEE PROFIT SHARING	(1,434)	(659)	(42,531)	(37,109)
OFFICER PROFIT SHARING	(1,000)	(573)	(7,267)	(5,777)
TOTAL	(2,434)	(1,232)	(49,798)	(42,886)
COSTS AND OPERATIONAL EXPENSES	-	-	(46,288)	(267)
PROFIT SHARING	(2,434)	(1,232)	(3,510)	(42,619)

The employee and management profit sharing is recorded in cost or operating expenses when is calculated the loss before profit sharing. On the calculation of loss is considered a reversal of Interest on Shareholders’ Capital.

18. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
CASH	18	14	23	16
BANKS	335	163	150,999	62,830
TEMPORARY CASH INVESTMENTS	490,538	173,086	1,805,634	1,533,317
TOTAL	490,891	173,263	1,956,656	1,596,163

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 2% per year and in an investment fund with exchange variation plus six-month LIBOR tax plus interest of 1.5% per annum, for the consolidation.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	2003	2002
UNBILLED AMOUNTS	707,130	572,453
BILLED AMOUNTS	1,335,606	1,124,166
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(183,023)	(153,768)
TOTAL	1,859,713	1,542,851
CURRENT	1,300,313	956,109
PAST DUE - 01 TO 30 DAYS	311,753	327,993
PAST DUE - 31 TO 60 DAYS	100,480	120,040
PAST DUE - 61 TO 90 DAYS	83,694	67,404
PAST DUE - 69 TO 120 DAYS	55,001	53,220
PAST DUE - OVER 120 DAYS	191,495	171,853

20. LOANS AND FINANCING ASSETS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
LOANS
LOANS TO SUBSIDIARY	89,653	120,081	-	-
LOANS	125,044	148,858	135,003	162,207
FINANCING
DEBENTURES OF SUBSIDIARY	1,408,190	1,405,228	-	-
TOTAL	1,622,887	1,674,167	135,003	162,207
CURRENT	-	-	2,446	6,795
NONCURRENT	1,622,887	1,674,167	132,557	155,412

The Loans and financing asset include the amount of R$ 125,044 (R$148,858 at December 31, 2002), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% per year and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until December 31, 2004, in the amount of R$ 507,308, are being presented in the noncurrent assets, in accordance with the article Nr. 179, under the Law of the S.A.

21. DEFERRED AND RECOVERABLE TAXES

Deferred income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Provision for contingencies	-	-	62,691	34,967
Provision for doubtful accounts	-	-	16,471	13,839
Tax loss carryforwards	-	-	368	173
Provision for employee profit sharing	218	59	4,028	3,094
Unrealized revenue	-	-	1,507	1,985
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	18,995	37,989	18,995	37,989
Goodwill on acquisition of CRT	-	-	32,659	49,698
Provision for pension plan actuarial insufficiency coverage	-	-	45,548	45,166
Other provisions	20	37	9,265	5,167
SUBTOTAL	19,233	38,085	191,532	192,078
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	-	-	174,142	97,130
Provision for doubtful accounts	-	-	45,754	38,442
Tax loss carryforwards	-	-	1,022	479
Provision for employee profit sharing	355	165	9,371	7,637
Unrealized revenue	-	-	4,190	5,512
ICMS - 69/98 Agreement	-	-	38,938	28,650
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	52,763	105,526	52,763	105,526
Goodwill on acquisition of CRT	-	-	90,719	138,051
Provision for pension plan actuarial insufficiency coverage	-	-	126,523	125,460
Provision for COFINS/CPMF collection suspended	-	-	14,.573	12,294
Other provisions	59	-	24,987	14,402
SUBTOTAL	53,177	105,691	582,982	573,583
TOTAL	72,410	143,776	774,514	765,661
CURRENT	72,410	72,018	270,167	244,962
NONCURRENT	-	71,758	504,347	520,699

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are given below, and derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecasted future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction Nr. 371/02, and a technical study approved by the Management and by Board of Directors and reviewed by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2004	72,410	273,309
2005		133,625
2006		72,533
2007		63,348
2008		63,346
2009 a 2011		72,737
2011 - 2013		28,684
After 2013		66,932
TOTAL	72,410	774,514
CURRENT	72,410	270,167
NONCURRENT		504,347

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, the liability for which is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 18 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 48,399, attributed to the Consolidation were not recorded, due to the uncertainties of taxable income in the next ten years in BrT CS Ltda. and in FreelanceS.A., indirect subsidiaries.

Other Taxes Recoverable

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INCOME TAX	241,590	176,622	322,055	190,882
SOCIAL CONTRIBUTION TAX	11,266	9,742	32,264	11,190
ICMS	58	34	373,338	338,083
PIS AND COFINS	-	-	62,102	5
OTHER	9	9	4,425	3,654
TOTAL	252,923	186,407	794,184	543,814
CURRENT	127,315	29,928	430,858	171,053
NONCURRENT	125,608	156,479	363,326	372,761

22. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended demand) are as follow:

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	2003	2002	2003	2002
LABOR	2	2	219,239	153,745
CIVIL	-	-	27,890	4,613
TAX
CONTESTED TAXES - ICMS AGREEMENT 69/98	-	-	155,059	114,406
OTHER	-	-	55,792	59,326
TOTAL	2	2	457,980	332,090
CURRENT	-	-	40,367	724
NONCURRENT	2	2	417,613	331,366

23. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
DIVIDENDS/ INTEREST ON SHAREHOLDERS' CAPITAL RECEIVABLE	138,062	181,376	-	14
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	103,338	47,515
ADVANCES TO SUPPLIERS	-	-	12,613	47,795
CONTRACTUAL GUARANTEES AND RETENTIONS	-	148	69,251	15,935
MAINTENANCE SUPPLIES	-	-	27,095	63,171
ADVANCES TO EMPLOYEES	31	74	20,622	30,612
RECEIVABLES FROM SALE OF ASSETS	-	-	5,527	7,032
PREPAID EXPENSES	7,613	9,528	44,567	58,370
ASSETS FOR SALE	-	-	9,269	2,412
TAX INCENTIVES	-	-	18,315	14,473
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	2,041	2,563	7,332	12,975
TOTAL	147,747	193,689	319,679	302,054
CURRENT	143,571	187,317	120,899	186,778
NONCURRENT	4,176	6,372	198,780	115,276

24. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	4,458,228	4,645,533	-	-
BRASIL TELECOM S.A.	4.418.315	4.608.510	-	-
NOVA TARRAFA PARTICIPAÇÕES LTDA.	37.016	37.023	-	-
NOVA TARRAFA INC.	2.897	-	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	3,600	5,478	126,492	5,478
CRT	3,600	5,478	3,600	5,478
IBEST GROUP	-	-	117,216	-
BRT CABOS SUBMARINOS GROUP	-	-	5,676	-
INVESTMENTS STATED AT COST	6,895	8,701	183,418	130,859
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,737	1,753	28,299	28,476
OTHER INVESTMENTS	-	-	350	350
TOTAL	4,470,460	4,661,465	338,559	165,163

Investments valued by the equity method : comprise the Company's ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
SHAREHOLDERS' EQUITY	6,662,844	37,016	2,897
CAPITAL	3,373,097	32,625	2,897
BOOK VALUE PER SHARE/CAPITAL quota (r$)	0.012	1.13	2,888,40
NET INCOME	(25,317)	(7)	-
NUMBER OF SHARES/CAPITAL QUOTAS HELD BY COMPANY
COMMON SHARES	247,231,759,431	-	1,003
PREFERRED SHARES	109,202,099,844	-	-
CAPITALQUOTAS	-	32,624,928	-
OWNERSHIP % IN SUBSIDIARY'S CAPITAL (1)
IN TOTAL CAPITAL	66.07%	99.99%	100%
IN VOTING CAPITAL	99.05%	99.99%	100%
EQUITY PICKUP GAIN IN 2002
FROM OPERATIONS	(14,437)	(7)	1,092
OTHER THAN FROM OPERATIONS (LOSSES)	(4,253)	-	-
DIVIDENDS/INTEREST ON SHAREHOLDERS' CAPITAL RECEIVABLE	138,062	-	-
(1)	It considers the capital stock in circulation

The following valued compose the Equity Method:

	Operating		NonOperating
	2003	2002	2003	2002
BRASIL TELECOM S.A	(14,437)	293,594	(4,253)	(4,970)
NOVA TARRAFA PARTICIPAÇÕES LTDA	(7)	4,398	-	-
NOVA TARRAFA INC	1,092	-	-	-
TOTAL	(13,352)	297,992	(4,253)	(4,970)

Investments stated at cost : There are interests obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. Shares of other telecommunications companies located in the regions covered by such regional incentives predominate.

Tax incentives : arise from investments in FINOR/FINAM and audiovisual funds, originating in the investment of allowable portions of income tax due.

Other investments : are related to cultural assets.

25. PROPERTIES, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	2003				2002
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4%	3	(3)	-	31
ASSETS FOR GENERAL USE	5% - 20%	52,857	(50,295)	2,562	5,049
OTHER ASSETS	20% (1)	3,853	(3,815)	38	80
TOTAL		56,713	(54,113)	2,600	5,160
(1)	Annual average weighted rate

PARENT COMPANY
NATURE	2003				2002
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	493,997		493,997	1,209,507
PUBLIC SWITCHING EQUIPMENT	20%	4,873,847	(3,935,643)	938,204	1,333,022
EQUIPMENTS AND TRANSMISSION MEANS	14.1% (1)	10,345,811	(6,459,623)	3,886,188	4,129,196
TERMINATORS	20%	470,570	(392,080)	78,490	102,688
DATA COMMUNICATION EQUIPMENT	20%	1,026,434	(356,962)	669,472	412,668
BUILDINGS	4%	929,985	(489,525)	440,460	423,474
INFRASTRUCTURE	6.2% (1)	3,333,584	(1,587,384)	1,746,200	1,829,434
ASSETS FOR GENERAL USE	14.9% (1)	720,691	(456,073)	264,618	266,057
LAND	-	87,195		87,195	84,814
OTHER ASSETS	19.9% (1)	672,874	(245,901)	426,973	232,719
TOTAL		22,954,988	(13,923,191)	9,031,797	10,023,579
(1)	Annual average weighted rate

Corresponding amounts of write-off and provision for losses related to fixed are informed in Note 15.

Rent Expenses

The Company and the subsidiary Brasil Telecom S.A. rent properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through various contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$33 (R$16 in 2002) for the Company and R$ 190,030 (R$149,376 in 2002) for the consolidation.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The participation in the consortium is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in 2003 amounted to R$ 1,711 (R$1,285 in 2002) for the Company and R$ 42,601 (R$45,909 in 2002) for the consolidation.

At year end, the balance of payables due to lease contracts, per year of disbursement, is as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
2003	-	1,510	-	38,892
2004	1,573	1,599	21,841	15,716
2005	1,175	1,607	5,475	7,224
2006	1,120	1,639	5,036	7,369
2007	1,083	1,663	4,868	7,477
2008	1,046	1,671	4,701	7,514
2009	1,008	605	4,532	2,719
2010 and after	1,817	1,090	8,175	4,903
TOTAL MINIMUM PAYMENTS TO BE MADE	8,822	11,384	54,628	91,814

Information technology equipment contracts are valid for an average period of 32 months and are subject to interest rates ranging from 16% to 21% per year for part of the contract and 106.8% of tax CDI for the complementary part. For aircraft leased in consortium the average period is 40 months and payments are linked to the variation of the dollar, plus LIBOR and interest of 2.95% per year.

Insurance

Brasil Telecom (Grupo) have insurance policies covering reversible assets and loss of profits as established in the Concession Contract with the government. Insure expenses were R$1,173 (R$ 509 in 2002) and R$ 10,481 (R$ 8,614 in 2002) for the consolidation.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		2003	2002
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,910,135	8,683,331
Loss of profit	Fixed expenses and net income	6,789,697	5,240,051
Performance bonds	Compliance with contractual obligations	165,490	77,064

Also contracted insurance related to the civil liability of administrators, with the amount insured being the equivalent of US$ 15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

26. DEFERRED CHARGES

PARENT COMPANY
	2003			2002
	Cost	Accumulated Amortization	Net Value	Net Value
INSTALLATION AND REORGANIZATION COSTS	963	-	963	5,297
DATA PROCESSING SYSTEMS	147	(29)	118	-
TOTAL	1,110	(29)	1,081	5,297

PARENT COMPANY
	2003			2002
	Cost	Accumulated Amortization	Net Value	Net Value
GOODWILL ON CRT MERGER	620,072	(382,378)	237,694	361,709
INSTALLATION AND REORGANIZATION COSTS	109,157	(13,689)	95,468	80,127
DATA PROCESSING SYSTEMS	388,949	(84,391)	304,558	214,871
OTHER	14,073	(5,667)	8,406	10,331
TOTAL	1,132,251	(486,125)	646,126	667,038

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

27. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SALARIES AND FEES	55	94	298	3,149
PAYROLL CHARGES	279	151	52,168	45,900
BENEFITS	22	13	4,833	3,218
OTHER	-	-	12,479	3,529
TOTAL	356	258	69,778	55,796
CURRENT	356	258	61,907	44,352
NONCURRENT	-	-	7,871	11,444

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the liability of which is currently suspended as result of obtaining an injunction for which the final judicial decision at the end of 2003 was unfavorable, which resulted in the beginning of the payment of these obligation.

28. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
TRADE ACCOUNTS PAYABLE	454	483	936,970	923,609
THIRD-PARTY CONSIGNMENTS	145	121	51,893	78,750
TOTAL	599	604	988,863	1,002,359
CURRENT	599	604	988,003	998,236
NONCURRENT	-	-	860	4,123

The amounts recorded under noncurrent results from liabilities to remunerate the third party network, the payment of which depends on verification between the operators, such as the reconciliation of traffic.

29. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
ICMS (STATE VAT)	57	43	859,080	607,361
TAXES ON OPERATING REVENUES (COFINS/PIS)	4,074	4,766	151,583	79,320
OTHER	2	6	15,879	14,491
TOTAL	4,133	4,815	1,026,542	701,172
CURRENT	4,133	4,815	443,348	356,720
NONCURRENT	-	-	583,194	344,452

In 2003 the subsidiary Brasil Telecom S.A paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installment (PAES). The amount divided into installments through REFIS totaled R$ 14,753, with the period for amortization established at 17 monthly payments, and the subsidiary still needs to pay R$ 13,489 updated for December, for the remaining 15 months. With respect to PAES, the local amount divided into installments was R$ 42,909 and the period for amortization was established as 120 monthly payments, with the subsidiary still needing to pay R$ 43,529 updated for December, for the remaining 114 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the subsidiary Brasil Telecom S.A has lodged appeals at the judicial level for restitution or future compensation.

The principal long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

30. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	3,599	4,440
UNEARNED FINANCIAL INCOME	10,344	14,378	10,344	14,378
OTHER DEFERRED AMOUNTS	2	-	807	4,001
SUBTOTAL	10,346	14,378	14,750	22,819
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	9,998	12,332
UNEARNED FINANCIAL INCOME	28,734	39,941	28,734	39,941
SUSPENDED COLLECTION	-	-	16,620	6,434
PAYABLE DUE	83	-	18,728	14,391
SUBTOTAL	28,817	39,941	74,080	73,098
TOTAL	39,163	54,319	88,830	95,917
CURRENT	84	-	22,747	14,679
NONCURRENT	39,079	54,319	66,083	81,238

31. DIVIDENDS, INTEREST ON SHAREHOLDERS' CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
MAJORITY SHAREHOLDERS	38,660	19,141	38,660	19,141
DIVIDENDS/INTEREST ON SHAREHOLDERS' EQUITY OF COMMON SHARES	45,339	20,447	45,339	20,447
INCOME TAX ON INTEREST ON SHAREHOLDERS' EQUITY	(6,679)	(1,306)	(6,679)	(1,306)
MINORITY SHAREHOLDERS	174,854	101,713	284.034	230,634
DIVIDENDS/INTEREST ON SHAREHOLDERS' EQUITY - CURRENT YEAR	178,869	81,180	269,323	192,463
WITHHOLDING INCOME TAX ON INTEREST ON SHAREHOLDERS' EQUITY	(26,351)	(5,189)	(45,596)	(33,010)
DIVIDENDS FROM PRIOR YEARS, UNCLAIMED	22,336	25,722	60,307	71,181
EMPLOYEE PROFIT SHARING	2,420	1,063	51,426	40,390
TOTAL	215,934	121,917	374,120	290,165

32. LOANS AND FINANCING

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
FINANCING	545,811	546,199	3,391,696	3,869,362
ACCRUED INTEREST	106,195	73,471	398,306	306,805
TOTAL	652,006	619,670	3,790,002	4,176,167
CURRENT	213,990	25,052	1,696,958	591,874
NONCURRENT	438,016	594,618	2,093,044	3,584,293

Financing

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
BNDES	-	-	1,975,036	2,382,477
DEBENTURES	651,492	618,772	1,571,439	1,543,388
FINANCIAL INSTITUTIONS	-	-	238,059	229,983
SUPPLIERS	514	898	5,468	20,319
TOTAL	652,006	619,670	3,790,002	4,176,167

Financing denominated in local currency : pay fixed interest rates of 14% p.a. and variable interest rates based on TJLP plus 3.85% to 6.5% p.a., UMBNDES plus 3.85% p.a. to 6.5% p.a., 109% of CDI, IGP-M plus 12% p.a., resulting in an average rate of 16.1% p.a.

Financing denominated in foreign currency : pay fixed interest rates of 1.75% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.79% p.a. The LIBOR rate at December 31, 2003 for semiannual payments was 1.22% p.a.

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 651,492, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: (i) First public issue - 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on May 1, 2002. The maturity period is two years, falling due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution until maturity of the debentures; and (ii) Second Public Issue - 40,000 non-convertible debentures without renegotiation clauses, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, falling due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution until maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
2003	-	-	-	-
2004	-	178,375	-	1,602,571
2005	195,617	178,375	755,434	702,571
2006	242,315	237,764	777,391	740,054
2007	84	104	520,628	489,312
2008	-	-	13,532	13,210
2009	-	-	12,688	12,688
2010		-	13,371	23,887
TOTAL	438,016	594,618	2,093,044	3,584,293

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	2003	2002	2003	2002
TJLP (Long-term interest rate)	651,492	618,772	2,417,518	2,693,835
UMBNDES (BNDES Basket of Currencies)	-	-	209,011	307,413
UMBNDES HEDGE			44,895	9,176
CDI	-	-	919,947	924,617
US DOLLARS	514	898	146,645	24,964
US DOLLARS HEDGE			9,809	(28,514)
IGPM	-	-	21,739	25,647
OTHER	-	-	20,438	29
TOTAL	652,006	619,670	3,790.002	4,176,167

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company's guarantee.

The Subsidiary has hedge contracts on 30% of its dollar-denominated loans and financing with third parties and 79% of the debt in UMBNDES (basket of currencies) with the BNDES, to hedge against significant fluctuations in the quotation of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

33. LICENSES - WIRELESS SERVICES

The subsidiary Brasil Telecom S.A represented by the terms signed by Brasil Telecom Celular S.A., with ANATEL, to offer SMP services for the next the fifteen years in the same area of operation where Brasil Telecom S.A has a concession for the fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary's liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the year 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% p.m. The update liability is R$ 211,847 (R$ 174,991 at December 31, 2002).

34. PROVISIONS FOR PENSION PLANS

Liability constituted by the Subsidiary Brasil Telecom S.A., due to the actuarial deficit of the social security plans managed by FCTR and to SISTEL foundations, appraised by independent actuaries and in agreement with Deliberation CVM 371/00. The funds for sponsored supplementary pensions are detailed in Note 6.

CONSOLIDATED
	2003	2002
FCRT - BrTPREV	504,404	501,840
SISTEL - PAMEC	1,686	-
TOTAL	506,090	501,840
CURRENT	28,022	92,144
NONCURRENT	478,068	409,696

35. ADVANCES FROM COSTUMERS

There are contracts signed by Brasil Telecom S.A. and its subsidiaries, related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	2003	2002
2003	-	1,988
2004	1,976	1,895
2005	1,875	1,794
2006	772	691
2007	772	691
2008	772	691
2009	771	691
2010 and after	4,493	2,592
TOTAL	11,431	11,032

36. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SELF-FINANCING FUNDS - RIO GRANDE DO SUL BRANCH	-	-	24,087	28,552
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	7,818	13,425
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	11,033	8,791
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	56,044	-
LIABILITIES FROM ACQUISITION OF TAX CREDITS	-	-	20,898	20,898
DUPLICATE BANK DEPOSITS AND RECEIPTS IN PROCESSING	-	-	9,538	11,471
CPMF - SUSPENDED COLLECTION	-	-	22,913	20,569
SOCIAL SECURITY CONTRIBUTION - PAYMENT IN INSTALLMENTS	-	-	-	4,229
PREPAYMENTS	-	-	8,764	5,804
OTHER TAXES PAYABLE	-	-	185	219
OTHER	204	1,543	3,577	1,077
TOTAL	204	1,543	164,857	115,035
CURRENT	204	1,543	83,559	87,306
NONCURRENT	-	-	81,298	27,729

Self-financing funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company - Rio Grande do Sul branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in art. 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment in cash or as compensation in installments in invoices for services, to engaged subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases settlements were agreed or there are judicial rulings.

37. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of their network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds ceased to exist, and the existing consolidated amount of R$7,974 (R$8,159 in 12/31/02) is derived from plans sold prior to the publication of the administrative rule, the corresponding assets of which are already incorporated in the fixed assets through the Community Telephone Plans - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the lawsuits brought by the interested parties.

38. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operational income, is as follows:

CONSOLIDATED
	2003	2002
OPERATING INCOME	308,396	731,528
FINANCIAL EXPENSES, NET	914,135	601,043
DEPRECIATION	2,079,082	2,000,128
AMORTIZ. OF GOODWILL IN AQUIS. OF INVESTIMENTS (1)	2,509	1,878
EBITDA	3,304,122	3,334,577

NET OPERATING INCOME	7,915,194	7,071,368

MARGIN EBITDA	41.7%	47.2%
(1)

It doesn't include the amortization of special goodwills of incorporation registered in account of the differed asset, in the permanent assets, whose amortization expense composes the nonoperating income.

39. COMMITMENTS

Renewal of the Concession Contracts of STFC

The Subsidiary Brasil Telecom S.A. presented to ANATEL its manifestation of express and unequivocal interest in the extension of the periods of the concessions of STFC of which it is holder, for an additional contractual period of 20 (twenty) years, as from January 1, 2006, and it is awaiting the signing of the juridical instruments concerning the contractual terms of extension.

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

40. SUBSEQUENT EVENT

Execution of Obligations of Universalization

The Subsidiary Brasil Telecom S.A. met the conditions related to compliance in advance with universalization obligations of the General Plan for Universalization Goals - (PGMU), fixed for December 31, 2003. The certification was published in the Federal Official Gazette on January 19, 2004. Therefore, the restriction that prohibits the provision of telecommunications services in general, the object of the new authorizations, for the Subsidiary Brasil Telecom S.A. , its controlling corporations, subsidiaries and associated companies ceases to have effect. In the same publication, ANATEL issued authorizations to the Subsidiary Brasil Telecom S.A. to exploit STFC in the following service modalities: (i) Local and National Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Plan of Grants (“PGO”); e (ii) International Long Distance calls, in Regions I, II and III of the PGO.

Acquisition of Interests in MTH do Brasil Ltda. and Vant Telecomunicações S.A.

On January 20, 2004, the Subsidiary Brasil Telecom S.A. manifested before MetroRED Telecommunications Group Ltd. and FTT Ventures, Limited (“FTT”), as well as before Aescom Sul Ltd., its intention to exercise the options of purchase of the remaining capital, respectively, of MTH of Brazil Ltd. (“MTH”), holder of 99.9% of the capital of MetroRED Telecommunications Ltd. (“MetroRED Brasil”) and of Vant Telecomunicações S.A. (“Vant”), companies in which the Subsidiary had already acquired 19.9% of the capital.

The purchase value of the remaining 80.1% of the capital of MTH will be equivalent to US$51,000,000.00 (fifty-one million US dollars). For the acquisition of the remaining 80.1% of the voting capital of Vant the purchase value will be of R$ 15,575.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 339 km of local networks in São Paulo, Rio de Janeiro, and Belo Horizonte and 1,485 km of long distance network connecting these three major metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m 2 in São Paulo, which offers co-location, hosting and added-value services.

Vant is a service provider company for corporate networks, founded in October 1999. Initially with focus on TCP/IP networks, Vant began in Brazil with a network 100% based in this technology. Vant operates throughout Brazil, and is present in the main Brazilian capitals and offers a wide portfolio of voice and data products.

The conclusion of the acquisitions of MetroRED Brazil's and Vant is conditioned to the verification of certain usual conditions in operations of that nature, including the approval of the transfer of control of MTH, MetroRED Brasil and Vant by the National Agency of Telecommunications - ANATEL.

Credit of Interest on Shareholders' Equity

The Management of the Company decided on January 30, 2004, by delegation of the Board of Directors in a meeting held on December 12, 2003, to pay Interest on Shareholders' Equity in the amount of R$75,000 (R$63,750 net of withholding tax - IRRF). The date determined for the recording in the accounting of the interest is January 30, 2004. The Interest on Shareholders' Equity can be imputed to the dividends for 2004 and they will be subject to the shareholders' general meeting to be held in 2005, which will decide the date of payment.

Funding of Resources with Issuance of Bonds

The Subsidiary Brasil Telecom S.A. ended on February 9, 2004 the book building process related to the placement of bonds, in the total value of US$200,000,000.00 (two hundred million US dollars), with maturity in 2014, remunerated at the rate of 9.375% per year and paid each six months. The payment of the remuneration will always fall on the dates of August 17 (of 2004 for the first payment) and February 17 (of 2014 for the last payment). The placement was private, destined to institutional investors and the leadership of the operation fell to Citigroup. The closing of the operation occurred on February 17, 2004, when the legal instruments related to the operation were signed, with the consequent financial settlement.

The funding is destined for the Subsidiary's investment program, related to 2004 and 2005.

-.-.-.-.-.-.-.-.-.-.-.-.-

Brasília (DF), March 18, 2004.

BOARD OF DIRECTORS

Luiz Octavio Carvalho da Motta Veiga
Chairman

Verônica Valente Dantas	Arthur Joaquim de Carvalho
Director	Director

Carlos Bernardo Torres Rodenburg	Lênin Florentino de Faria
Director	Director

Carlos Alberto de Araújo	Arthur Joaquim de Carvalho
Director	Director

EXECUTIVES

Humberto José da Rocha Braz
Chief Executive Officer

Paulo Pedrão Rio Branco	Carlos Geraldo Campos Magalhães	Francisco Aurélio Sampaio Santiago
Chief Financial Officer and Investor Relations Director	Chief Human Resources Officer	Technical Director

João Alberto Santos	Cláudio Cesar Borges Coelho
Controller Director	Controller Manager

Célio José Godinho
Accountant CRC SC-0007293/T-8 DF

INDEX

GROUP	FIGURE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTORS’ RELATIONS OFFICER (Company’s mail address )	1
01	04	REFERENCE / AUDITOR	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY’S PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS	2
01	09	INVESTORS’ RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS – PARENT COMPANY	3
02	02	BALANCE SHEET – LIABILITIES – PARENT COMPANY	4
03	01	INCOME STATEMENT – PARENT COMPANY	6
04	01	INCOME STATEMENT OF CHANGES IN FINANCIAL POSITION – PARENT COMPANY	7
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 – PARENT COMPANY	8
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002 – PARENT COMPANY	9
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2001 TO 12/31/2001 – PARENT COMPANY	10
06	01	BALANCE SHEET – ASSETS – CONSOLIDATED	11
06	02	BALANCE SHEET – LIABILITIES – CONSOLIDATED	12
07	01	INCOME STATEMENT – CONSOLIDATED	14
08	01	INCOME STATEMENT OF CHANGES IN FINANCIAL POSITION – CONSOLIDATED	15
09	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED	16
10	01	MANAGEMENT REPORT	18
11	01	NOTES TO THE FINANCIAL STATEMENTS	74/146

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer